As confidentially submitted to the U.S. Securities and Exchange Commission on April 9, 2025. This draft registration statement has not been filed publicly with the Securities and Exchange Commission and all information contained herein remains confidential.

Registration No.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT
UNDER THE SECURITIES ACT OF 1933

COMBOOX DAO LLC

(Name of small business issuer in its charter)

Wyoming	6794	38-432-2575
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

30 N Gold St Ste R
Sheridan, Wyoming 82801
(307) 200-2803

(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Registered Agents Inc
30 N Gold St Ste R
Sheridan, Wyoming 82801
(307) 200-2803

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement is declared effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box: ☐

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If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐ Non-accelerated filer ☑	Accelerated filer ☐ Smaller reporting company ☑ Emerging growth company ☑

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

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CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered	Proposed Maximum Offering Price Per Share	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee
Class B Shares, $0.0001 par value per Share	37,600,000,000	$ 0.0001	$ 3,760,000	$ 554.98

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

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THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

PRELIMINARY PROSPECTUS

Subject to Completion

April 9, 2025

COMBOOX DAO LLC

(A Wyoming Limited Liability Company)

Offering $3,760,000 Class B Shares

ComBoox DAO LLC ("we" or the "Company") is a Wyoming limited liability company electing to be a decentralized autonomous organization pursuant to the Wyoming Limited Liability Company Act (the "Act") and the Wyoming Decentralized Autonomous Organization Supplement (the "Supplement"), formed on November 8, 2023.

This prospectus relates to the offer and sale of Class B Members' ownership interests and rights ("Class B Shares") of the Company. The Company has already offered and sold 2,500,000,000 Class A Shares and 500,000,000 Class B Shares to the Founding Member, with par value of each Share as 0.0001 USD. See "Dilution" for additional information regarding the Class A Shares.

We are offering for sale 37,600,000,000 Class B Shares (the "Offered Shares") at the offering price of $ 0.0001 per Share. Subject to the effectiveness and approvals hereunder discussed, the Offered Shares and other Shares of the Company can be traded on the List of Orders.

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On condition that the offering statement, of which this prospectus is a part, is qualified by the United States Securities and Exchange Commission (the "SEC"), and another registration of this Company as transfer agent for its own Shares is also qualified by the SEC, an initial public offering will be organized on our List of USD Orders, the specific smart contract adopted by the Company to facilitate Verified Investors to trade Shares on ArbitrumOne.

Verified Investors may use "USD Coin" (the "USDC") to directly acquire Offered Shares at the offering price on our List of USD Orders (please see hereunder for its definition). Upon closing, new Shares will be automatically issued to Investors and the consideration paid in form of USDC will be received and held by the Company directly. During the entire process of the initial offering, no underwriters, brokers, dealers or other intermediaries will be involved.

The Company will be arranged, as much as possible, as a passive income entity and an on-chain decentralized autonomous organization ("DAO"). It will hold the intellectual property right of the Template Smart Contracts of ComBoox within the territory of ArbitrumOne, and will collect royalties incurred thereof as its general income. All assets of the Company will be held or materially controlled by it on the public block chain of ArbitrumOne. All payments and legal acts of the Company can only be conducted on ArbitrumOne upon prior approvals of Members by voting. No employees will be hired, and no Managers or Members will be paid for remuneration either. All the legal acts of Members and the Company will be automatically recorded and processed by predefined smart contracts, and can only be triggered by the specific right-holders directly with no intermediaries or agents involved.

Prior to this offering, there has been no public market for our Shares, and, probably there will be no such legal markets within a predictable future either. However, to facilitate the trading of Shares, the Company has introduced two specialized smart contracts: the List of ETH Orders and the List of USD Orders. These contracts list all Sell Orders placed by Shareholders and Buy Orders placed by Verified Investors, and may automatically match and settle them based on the principles of price priority and time priority. During the listing trade, no brokers, dealers or market-makers will involve. Shares will be created, altered or revoked under the automatic control of smart contracts, and consideration in ETH or USDC will be booked under the name of seller with his or her exclusive control.

We are an "emerging growth company", as that term is used in the Jumpstart Our Business Startups Act of 2012, and, as such, we are subject to reduced public company reporting requirements. We have not generated any incomes or profits.

These securities are highly speculative and involve a high degree of risk. You should purchase these securities only if you can afford a complete loss of your investment. See "Risk Factors" beginning on page 6 to read about factors you should consider before buying our Shares.

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	Per Share	Total Value
Initial Public Offering Price	$ 0.0001	$ 3,760,000.00
Underwriting Discounts and Commissions:	$ 0.00	$ 0.00
Proceeds to the Company, before expenses:	$ 0.0001	$ 3,760,000.00

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this Prospectus is April 9, 2025.

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Please read this prospectus carefully. It describes our business, our financial condition and our results of operations. We have prepared this prospectus so that you will have the information necessary to make an informed investment decision.

We have not authorized anyone to provide you with any information other than that contained in this prospectus. We do not take responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We are offering to sell, and seeking offers to buy, Offered Shares only in jurisdictions where offers and sales are permitted. The information in this prospectus is complete and accurate only as of date on the cover hereof regardless of the time of delivery of this prospectus or any sale of Offered Shares. Our business, financial condition, results of operations and prospects may have changed since that date. We are not making an offer of these securities in any jurisdiction where the offer thereof is not permitted.

For investors outside the United States: We have not taken any action that would permit this Offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than the United States. You are required to inform yourselves about and to observe any restrictions relating to the Offering and the distribution of this prospectus.

1 TRADEMARKS AND COPYRIGHTS

Founding Member owns or plans to apply for rights to trademarks or trade names that we use or intend to use in connection with the operation of our business, including our names, logos and website names. In addition, Founding Member owns or has the rights to patent applications, copyrights, trade secrets and other proprietary rights that protect the intellectual property used in our business, including the ComBoox Platform. In addition to the exclusive intellectual properties of ComBoox invested by Founding Member as his initial capital contribution, we also have the rights to use trademarks and trade names under royalty free, non-exclusive licenses granted by Founding Member. Our use or display of such trademarks, service marks, trade names or products in this prospectus is not intended to, and should not be read to, imply a relationship with or endorsement or sponsorship of us. Solely for convenience, some of the copyrights, trade names and trademarks referred to in this prospectus are listed without their copyright and trade mark symbols, but we will assert, to the fullest extent under applicable law, our rights to our copyrights, trade names and trademarks. All other trademarks are the property of their respective owners.

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2 CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains certain forward-looking statements that are subject to various risks and uncertainties. Forward-looking statements convey our current expectations or forecasts of future events and are not guarantees of future performance. They are based on numerous assumptions that we believe are reasonable, but they are open to a wide range of uncertainties and business risks. Our ability to predict results or the actual effect of future plans or strategies is inherently uncertain.

Any statements contained in the prospectus that are not statements of historical fact may be forward-looking statements, which are generally identifiable by use of terminology such as "may," "will," "should," "potential," "plan," "intend," "expect," "outlook," "seek," "anticipate," "estimate," "approximately," "believe," "could," "project," "predict," or other similar words or expressions.

Although we believe that the expectations reflected in our forward-looking statements are based on reasonable assumptions, actual outcomes could differ materially from those set forth or anticipated in our forward-looking statements. Factors that could cause our forward-looking statements to differ from actual outcomes include, but are not limited to, those described under the heading "Risk Factors". Readers are cautioned not to place undue reliance on any of these forward-looking statements, which reflect our views as of the date of this prospectus.

Furthermore, except as required by law, we are under no duty to, and do not intend to, update any of our forward-looking statements after the date of this prospectus, whether as a result of new information, future events or otherwise.

3 USE OF CERTAIN TERMS AND DEFINITIONS

Throughout this prospectus, we will use certain defined terms. While these terms will generally be defined in context, for convenience, these terms will also be contained in a "Glossary of Terms" attached as Appendix-I.

4 PROSPECTUS SUMMARY

This summary highlights certain information appearing elsewhere in this prospectus. Because this is only a summary, it does not contain all of the information you should consider before investing in our securities and it is qualified in its entirety by, and should be read in conjunction with, the more detailed information included elsewhere in this prospectus. Before you make an investment decision, you should read this entire prospectus carefully, including the risks of investing in our securities discussed under the section of this prospectus entitled "Risk Factors" and similar headings. You should also carefully read our financial statements, and the exhibits to the registration statement of which this prospectus is a part.

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Human civilization has entered the 21st century. Most wealth exists in the form of book-entry interests. To regulate these wealth and their trading activities, various laws, charters and contracts are established, and different centralized intermediaries are involved. However, in case these laws, charters or contracts are violated, people can only rely on judicial remedies, which are proven to be costly and time-consuming.

The emergence of block chain technology offers a new solution. That is, to define the rules and terms in smart contracts, and use the distributed systems to automatically keep the book-entry records. By implementing the basic concepts of "Code Is Law" and "Decentralization", the terms and conditions defined by legal documents can be implemented by rigid code, and the human management of centralized intermediaries can be replaced by consensus protocols and smart contracts with automated operation.

This establishes an automated mode of asset bookkeeping and transaction management in which owners can directly manage and dispose their assets without relying on any intermediaries or counter parties.

Among the book-entry interests, except for deposit currency, company equity is probably the most important and critical category. The company is the carrier of various assets and also the investment target of capital. Its external legal acts are the main components of modern commercial activities, while its internal governance involves the rights and interests of many investors. Therefore, company equity is the critical joint linking the capital and assets, commercial activities and corporate governance.

ComBoox is a company book-entry platform consists of a core smart contract named "Registration Center" and a series of Template Smart Contracts deployed on ArbitrumOne, which is designed for automatic registering equity shares and keeping corporate governance records. By a single click, users may quickly establish a full range book-entry system for their company on ComBoox, which consists of smart contracts created by cloning the Template Smart Contracts ("Templates"). Thereafter, the company's stake holders may conduct almost all legal acts around equity rights and corporate governance on block chain in a self-service mode, so as to realize that:

(1) right holders may directly exercise their rights;

(2) obligors have no chance to default or violate; and

(3) real time full disclosure of each legal acts.

ComBoox Points (the "CBP") is an ERC-20 token registered in Registration Center, which is used as a utility token of ComBoox to measure and collect royalties for using the Templates. Each time when a User access specific function of the clone copies of Templates, an amount of CBP will be automatically transferred from the User to the relevant intellectual properties' holder of the relevant Template. The royalty rate is predefined by the original author in the respective Template, and the beneficiary rights can be transferred on-chain to any other party. The minting right of CBP belongs to the owner of Registration Center, and can be transferred together with the owner's right to Registration Center.

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ComBoox is an open platform. Any developer may deploy smart contracts and apply to incorporate them by the platform. As long as the application is approved by the ComBoox Community, the relevant smart contracts may be adopted by ComBoox as a Template Contract. The developer can then collect royalties in CBP. The owner of ComBoox (i.e. the owner of Registration Center) will take up to 20% commission on each royalty payment, and the commission rate may be adjusted by the owner from time to time.

The Company is a Wyoming Limited Liability Company electing to be a DAO. It engaged in the business of acquiring, holding, marketing and managing the intellectual property rights to collect royalties of Templates and commission of ComBoox Platform within the territory of ArbitrumOne (the "Intellectual Property Rights" or the "IPR").

The Founding Member, currently as the sole developer of ComBoox, has invested the following IPR into the Company as capital contribution in exchange for his Initial Shares:

(1) the beneficiary right to collect royalties of the Templates within the territory of ArbitrumOne;

(2) the owner's right to collect commission of ComBoox Platform; and

(3) the owner's right to Registration Center for minting CBP.

Therefore, the Company has the right to collect the following passive income in CBP as revenue: (1) royalties for the use of Templates; and (2) commission splitting from the payment of royalties.

As the Company has minting rights of CBP, it can decide the total supply of CBP and can throw significant influence on the market price thereof. The Company may mint or transfer certain amount of CBP to a smart contract called "Fuel Tank" as per prior approvals of Ordinary Resolution, through which the Company may sell CBP to the market and receive sales income in ETH.

The Company has no obligation to purchase back any CBP. The proceeds from the sale of the CBP in ETH will be considered "deferred revenue" of the Company, which will be off set against revenue of CBP.

Pursuant to the Operating Agreement, the Company will operate as a passive income entity and will use its best efforts to avoid incurring any liabilities. No Members or Managers will be paid any remuneration, and the Company has no employees and has no plans to hire any employees.

The Founding Member has subscribed 2,500,000,000 Class A Shares and 500,000,000 Class B Shares at the price of $0.0001 per Share and has made capital contributions in ETH and USDC totaling $7,500 for the subscription of 75,000,000 Class B Shares. The IPR invested by the Founding Member is also a part of his capital contribution, however, the value of which is subject to a deferred valuation, recognition and adjustment as further discussed hereunder.

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Due to: (i) there are no similar DApps available in the market; (ii) ComBoox was developed solely by the Founding Member; and (iii) it has not generated material revenue, it is difficult to recognize the IPR value when the Founding Member contributed it to exchange for the Initial Shares. Thus, the value of IPR will be deferred recognition until a reliable valuation report is created based on the actual revenue of the Company after it has legally publicly issued its equity Shares and CBP, and received material revenue for more than one year.

If the appraised value of the IPR exceeds the outstanding balance of the subscription price payable by the Founding Member, the Founding Member shall have the right to either subscribe for Class B Shares at a price of $0.0001 per share or receive an equivalent value in ETH or USDC from the Company. In such a case, the Company shall be obligated to issue additional Class B shares or make an equivalent payment in ETH or USDC to the Founding Member, as requested.

If the appraised value of the IPR is lower than the outstanding balance of the subscription price payable by the Founding Member, the Founding Member may choose to pay the difference in ETH or USDC or opt to reduce excess amount of Initial Shares in the order of Class B to Class A.

To safeguard the interests of investors, the Company shall not make any distribution until the IPR valuation has been completed and the paid-in capital amount of the Founding Member's Class A Shares has been duly confirmed.

Once the value of the IPR is recognized, it shall be booked in the account of "Intangible Assets" on the debit side, and in the account of "Paid In Capital" on the credit side, as paid in capital contributed by the Founding Member. If it is greater than the unpaid subscription amount of the Initial Shares, the Company shall further issue such number of new Class B Shares whose Paid Value and Par Value are all equal to the excess amount; or, if it is less than the unpaid subscription amount of the Initial Shares, the Founding Member may, at its discretion: (i) pay the outstanding amount in ETH or USDC; or (ii) cause the Company to reduce the excess amount of Initial Shares in the order of Class B to Class A.

Prior to the recognition of the IPR value, the Company shall NOT distribute any profits or assets to Members and the Voting Points and Distribution Points of all Shares shall be calculated on the basis of their Par Value, whether or not the Shares are paid up.

The Company can only distribute ETH, USDC or other on-chain assets other than CBP to Members, subject to prior approvals of Ordinary Resolution.

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In order to facilitate Members to trade their Shares, and subject to successful registration with the SEC as transfer agent, the Company will organize two quotation boards via the specific smart contracts named "List of ETH Orders" and "List of USD Orders". Members can place Sell Orders and Verified Investors can counter place Buy Orders, the system will automatically match and settle the orders under the principle of "price priority and time priority".

5 RISK FACTORS

5.1 Evolving regulatory environment may bring negative impact on ComBoox and the Company's revenue.

The novelty of ComBoox means that existing laws and regulations may not fully encompass or compatible the unique aspects of the business model. This can lead to ambiguities that affect how we conduct business. Automatic bookkeeping equity and corporate governance records means the company concerned will act as a transfer agent for its own shares, especially for public offered shares. Given the international nature of many blockchain and capital markets, ComBoox may face a complex web of global regulations. Navigating these varying legal requirements is a substantial challenge that could impact the acceptance to ComBoox solution, circulation of CBP, as well as the revenue of us. The Company actually is an on-chain passive income entity fully managed by members through public voting. Although the Company is incorporated in Wyoming, however, the jurisdiction in which the Shares and CBP is traded can lead to conflicts and ambiguities in regulatory compliance.

5.2 As a newly established entity, the Company may face revenue uncertainty due to lack of track record, and no current customers, impacting investment value and profitability potential.

As a newly established entity, we face significant revenue risks inherent to our early stage of operations. Our success is contingent upon the business mode of ComBoox to attract and retain users, which is uncertain given the innovation nature of the mode. Without a proven track record or existing user base, we may encounter challenges in convincing potential users to adopt concepts or Template Contracts of ComBoox. Furthermore, the absence of immediate revenue streams subjects us to financial pressures that can impact our ability to acquire new IPR, marketing, and other growth initiatives. Our survival and growth are heavily dependent on achieving market acceptance and generating sales, which are inherently uncertain processes. Investors should be aware that our lack of revenue to date increases the risk of not achieving profitability in the short term, or potentially at all, which could have a material adverse effect on our business and the value of their investment.

5.3 Web Product Market Acceptance and Pricing Strategy Uncertainty May Affect Revenue and Investment Value

The success of our operations is critically contingent upon the sustained market acceptance of ComBoox across both existing and emerging markets. Any decline in market acceptance could significantly impair our revenue and profitability.

Our business model is based on the collection of royalties for each Template Contracts adopted by ComBoox Platform, and the commission splitting from the royalties paid to copyright holders other than the Company. Although the licensing rate is predefined by the original author of the Template Contracts, all royalties and commission will be collected in CBP. The exchange price of CBP against ETH, the total supply of CBP, and the commission rate based on which to split the royalties from other copyright holders will be determined by the Company through Ordinary Resolution. We may be unsuccessful in changing these sales policies of ComBoox. Any increase in the portion of revenue attributable to commission or royalties will depend on our successful anticipation of users willingness to use Template Contracts of ComBoox.

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5.4 Because we lack the name recognition, customer base and resources of other companies in the internet software market, we may be unable to compete successfully which would reduce our revenue and the value of your investment.

If we fail to promote ComBoox successfully or if we incur significant expenses promoting and maintaining ComBoox, we may experience a material adverse effect on our business, financial condition and operating results. Due in part to the still emerging nature of the market for block chain application and the substantial resources available to many of our competitors, we may have a time-limited opportunity to achieve and maintain market share.

We believe that developing and maintaining awareness of the ComBoox will be critical to achieving widespread acceptance of our concepts. We believe that brand recognition will become increasingly important as competition in the market for our revenue increases. Successfully promoting and positioning ComBoox will depend largely on the effectiveness of our marketing efforts. As a result, we may need to expand our financial commitment to creating and maintaining brand awareness among potential customers.

5.5 DAO Management Structures may impose investment risks.

As a DAO, our management structure inherently carries certain risks that are distinct from traditional corporate models. The decentralized nature of a DAO means that decision-making is typically governed by consensus among its members, which can sometimes lead to slower response times and less centralized control over strategic direction. This can result in a lack of clear leadership and accountability, potentially impacting the efficiency and effectiveness of operations. Although we have implemented a DAO governance framework featuring differentiated voting rights and managerial oversight to counteract the potential inefficiencies of decentralized management, the innovative and non-traditional aspects of this organizational model may continue to present risks to the interests of our shareholders.

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5.6 Different legal requirements on statutory books may bring risks of uncertainty for the Company's revenue.

As an innovative application, ComBoox utilizes smart contracts to automatically maintain companies' book-entry records of equity transaction and corporate governance such as Register of Shares, Register of Shareholders, Register of Directors, General Meeting Minutes, and so on. Therefore, the different legal requirements for the said statutory books of companies in various jurisdictions will directly affect the market space and development speed of ComBoox platform, which in turn will affect the Company's revenue and its growth.

5.7 Different regulatory rules for public block chain and crypto assets may bring uncertainty risks for the Company's revenue.

The operation of the ComBoox Platform relies on the proper functioning of and free access to the ArbitrumOne and Ethereum block chains, and the Company's primary assets are in form of crypto assets such as ETH and USDC. Therefore, if a jurisdiction restricts or prohibits the operation of the public blockchain network or prohibits the trading and circulation of the relevant native token assets, it will result in the ComBoox platform not being available to companies in that jurisdiction. As a result, different regulatory rules for public blockchain and crypto assets in jurisdictions around the world may bring risks of uncertainty for the Company's revenue.

5.8 There are no established trading markets for the Company's Share, which will bring risks of uncertainty in the Company's value.

As an on-chain book-entry certificate, the Company's equity currently has no legal trading exchange and it is likely that no such legal trading exchange may be established in a predictable future. The Company has already built its own automated listing and trading system on ArbitrumOne with smart contracts to facilitate investors to trade the Company's shares by public bidding, but it needs to pass the SEC's filing and registration procedures regarding Transfer Agents in order to operate legally. The ability to trade the Company's shares under this model in the future will significantly impact the liquidity of the Company's Shares and, in turn, the value of the Company.

5.9 Volatility in crypto-asset prices may bring uncertain impacts on the value of the Company.

The Company will take ETH as one of its primary assets and payment instruments, and the value of CBP, which acts as a utility token for the Company, will also be denominated in ETH. Therefore, price volatility of crypto-assets, especially ETH, will bring an uncertain impact on the Company's value and revenue expectations.

5.10 Security vulnerabilities in Template Smart Contracts may pose an uncertainty risk to the Company's revenues

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Smart contracts and blockchain protocols may have security vulnerabilities or logical flaws in business logic, data security, etc., may be subject to hacking or unexpected system crashes, and may fail to realize desired transaction results or asset disposition arrangements. In the event of such an incident, ComBoox's reputation and market prospects would be negatively impacted, which in turn may negatively impact the Company's revenue.

5.11 The open-source nature of smart contracts makes Template Contracts susceptible to illegal copying or imitation, which in turn will negatively impact the Company's revenue.

The reasons that smart contracts can gain trust and build credibility lye in making the source code publicly available. Stakeholders can clearly understand the logic and algorithms of the code and expect certainty in the outcome of the disposition of rights and interests through the automated execution of the code, thus building trust in the smart contracts. The attributes of open source code makes it easy for smart contracts to be illegally copied or imitated. Once illegally copied or imitated, the Company's royalty and commission income from the ComBoox platform will be negatively impacted. No company would accept to base its book-entry records on a platform with legally flawed intellectual property, so the Company is not so concerned about third parties competing in an infringing manner. However, this will inevitably have a negative impact on the Company's revenue any way.

5.12 Cyberattacks and security vulnerabilities could lead to reduced revenue, increased costs, liability claims, or harm to our reputation or competitive position.

Threats to IT security can take a variety of forms. Individual and groups of hackers and sophisticated organizations, including state-sponsored organizations or nation-states, continuously undertake attacks that pose threats to ComBoox and Smart Contracts adopted by the Company. These actors may use a wide variety of methods, which may include developing malicious smart contracts or exploiting vulnerabilities in hardware, software, or other infrastructure in order to attack smart contracts deployed based on Template Contracts of ComBoox or gain access to special write functions thereof, using social engineering techniques to induce users to disclose passwords or other sensitive information or take other actions to gain access to users' private key, or acting in a coordinated manner to launch distributed denial of service or other coordinated attacks. Nation state and state sponsored actors can deploy significant resources to plan and carry out exploits.

Cyberthreats are constantly evolving and becoming increasingly sophisticated and complex, increasing the difficulty of detecting and successfully defending against them. We may have no current capability to detect certain vulnerabilities, which may allow them to persist in the environment over long periods of time. Cyberthreats can have cascading impacts that unfold with increasing speed across ArbitrumOne networks and systems and those of Shareholders, Managers, or users of Comboox. Breaches of our facilities and network, could disrupt the security of block chain systems and ComBoox Platform, impair ability of ComBoox to serve to users and protect the privacy of their private keys, result in harming our reputation or competitive position, result in theft or misuse of our intellectual property or other assets, adversely affect our business and income.

5.13 ComBoox may be deployed on other blockchains, which in turn will negatively impact the Company's revenue

Since collecting CBP across chains would add unnecessary technical difficulties, Founding Member only invested the beneficial rights to royalties and commission for Template Smart Contracts within the territory of ArbitrumOne as a capital contribution to the company. In other words, Founding Member retained the rights to deploy and operate ComBoox Platform on other blockchains. Therefore, in the event that Founding Member deploys and operates ComBoox on other blockchains, there will be a competitive negative impact on the Company's revenue.

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5.14 Legal changes, our evolving business model, piracy, and other factors may decrease the value of our intellectual property.

Protecting our intellectual property rights and combating unlicensed copying and use of Template Contracts of ComBoox and other intellectual property on a global basis is difficult. Reductions in the legal protection for software intellectual property rights could adversely affect revenue. Changes in the law may continue to weaken our ability to prevent the use of Template Contracts or collect revenue. These include legislative changes and regulatory actions that make it more difficult to obtain injunctions, and the increasing use of legal process to challenge illegal piracy. The royalties we can obtain to monetize our intellectual property may decline because of the evolution of technology, or the difficulty of discovering infringements.

5.15 Third parties may claim we infringe their intellectual property rights.

From time to time, others may claim we infringe their intellectual property rights. The number of these claims may grow because of constant technological change in the markets in which we compete, the extensive patent or copyright coverage of existing technologies, the rapid rate of deployment of smart contracts and issuance of new patents. To resolve these claims, we may have to defend these challenges. These outcomes may cause operating margins to decline. Besides money damages, in some jurisdictions plaintiffs can seek injunctive relief that may limit or prevent importing, marketing, and selling Template Contracts that have infringing technologies.

Although Founding Member is very confident of the cleanliness of the intellectual property of the Template Smart Contracts, as an inalienable right of action, any third party may still claim that we are infringing on their intellectual property rights, which in turn could have an uncertain impact on the value of the Royalties Interests and the Company's revenue.

5.16 The Company does not set specific decision-making mechanisms for related transactions, which may bring the related transaction risks to the investors.

The Company has not established any special withhold voting or similar procedures for related transactions and relies solely on the dispersion of shareholdings and the openness of voting to ensure the fairness of the price and terms of the transactions, which may expose investors to some degree of related transaction risks.

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6 USE OF PROCEEDS

We estimate that our net proceeds from the offering will be approximately $3,760,000 if all the Offering Shares are sold. We intend to use the net proceeds from the offering as follows:

(1) to purchase online or offline advertising services, promotion services, code audit services or other services to promote ComBoox Platform;

(2) to purchase the web application platform services, block chain access services, public storage services, cloud storage and calculation services, and other necessary services for ComBoox Platform to operate legally, smoothly and healthily;

(3) to purchase necessary accounting services, financial auditing services, legal services, registration agent services or other necessary professional services to make the Company, as well as ComBoox Platform, be able to operate and develop in compliance with the governing laws and regulations; and

(4) to purchase the IPR derived from any new Templates that may be adopted by ComBoox in the future, provided that the relevant developers are willing to sell.

This expected use of the net proceeds from the offering represents our intentions based upon our current plans and business conditions. As of the date of this prospectus, we cannot predict with certainty all of the particular uses for the net proceeds to be received upon the completion of the offering or the amounts that we will actually spend on the uses set forth above.

The amounts and timing of our actual expenditures may vary significantly depending on numerous factors, including the number of potential IPR we intend to acquire, the status of negotiations for such IPR, and any unforeseen needs. However, as per the provisions of the Operating Agreement, as well as the algorithm predefined in the Smart Contracts, each payment of the Company will be subject to a prior approval of Members by Ordinary Resolution.

Pending our use of the net proceeds from the offering, we intend to invest the net proceeds in a variety of capital preservation investments, as long as the investments is legal and can be effective held and controlled by the Company via the specific smart contract of General Keeper.

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7 DETERMINATION OF OFFERING PRICE

The offering price of the Offering Shares is determined by us considering our capital structure, prevailing market conditions, and overall assessment of our business.

8 PLAN OF DISTRIBUTION AND TERMS OF THE OFFERING

8.1 Offering

We are offering up to 37,600,000,000 Shares at a price of $ 0.0001 per Share. There is no minimum number of shares we are required to sell nor is there a minimum amount of money we are required to raise from this offering. If we sell all the shares offered, we will receive $3,760,000 in gross proceeds, but there can be no assurance that all or any of the shares will be sold.

8.2 No Broker Is Being Utilized in This Offering

This offering is a self-underwritten or a "direct public offering", which means that it does not involve the participation of an underwriter or broker, and as a result, no broker for the sale of our securities will be used.

8.3. Plan of Distribution

On condition that the offering statement, of which this prospectus is a part, and the Form TA submitted by the Company for acting as the transfer agent of its own Shares, are both qualified by the SEC, an initial public offering will be organized on our List of Orders, the specific smart contract adopted by the Company to facilitate Verified Investors to trade Shares on ArbitrumOne.

Verified Investors may use ETH or USDC to directly acquire Offered Shares at the offering price on the respective List of Orders. The price of ETH in USD will be determined as per the ETH/USD price obtained from the reliable off-chain data feeds, such like Chainlink Data Feeds, at the on-chain time when Verified Investor places the Buy Order. As a major type of stablecoin, USDC will be deemed to have a fixed value of 1.00 USD at all times. Upon closing, new Shares will be automatically issued to the buyer and the consideration paid in form of ETH or USDC will be received and held by the Company directly. During the entire process of the initial offering, no underwriters, brokers, dealers or other intermediaries will be involved.

Furthermore, the List of Orders also can list all Sell Orders placed by Shareholders and automatically match and close deals against the Buy Orders placed by Verified Investors. During the listing trade, no brokers, dealers or market-makers will involve. Shares will be created, altered or revoked under the automatic control of Smart Contracts, and consideration in ETH or USDC will be booked under the name of seller with his or her exclusive control.

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9 DILUTION

As per the Operating Agreement, Members shall enjoy their voting rights based on the aggregate Voting Points of their Shares and may claim profits distribution or residual assets of the Company based on the aggregate Distribution Points of their Shares as well.

To date, the Company has issued the following Class A Shares and Class B Shares to the Founding Member (the "Initial Shares"). In addition to the IPR, the Founding Member has made a capital contribution in ETH and USDC equivalent to $7,500.00:

Certificate No.	1	2	Total
Class	A	B	--
Number of Shares	2,500,000,000	500,000,000	3,000,000,000
Par Value per share	$ 0.0001	$ 0.0001	$ 0.0001
Total Par Value	$ 250,000.00	$ 50,000.00	$ 300,000.00
Total Paid Value	$ 0.00	$ 7,500.00	$ 7,500.00
Voting Weight	4,000%	100%	--
Total Voting Points	100,000,000,000	500,000,000	100,500,000,000
Distribution Weight	100%	100%	--
Total Distribution Points	2,500,000,000	500,000,000	3,000,000,000

Due to: (i) there are no similar DApps available in the market; (ii) ComBoox was developed solely by the Founding Member; and (iii) it has not generated material revenue, it is difficult to recognize the IPR value when the Founding Member contributed it to exchange for the Initial Shares. Thus, the value of IPR will be deferred recognition until a reliable valuation report is created based on the actual revenue of the Company after it has legally publicly issued its equity Shares and CBP, and received material revenue for more than one year.

Once the value of the IPR is recognized, it shall be booked in the account of "Intangible Assets" on the debit side, and in the account of "Paid In Capital" on the credit side, as paid in capital contributed by the Founding Member. If it is greater than the unpaid subscription amount of the Initial Shares, the Company shall further issue such number of new Class B Shares whose Paid Value and Par Value are all equal to the excess amount; or, if it is less than the unpaid subscription amount of the Initial Shares, the Founding Member may, at its discretion: (i) pay the outstanding amount in ETH or USDC; or (ii) cause the Company to decrease the excess amount of Initial Shares in the order of Class B to Class A.

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Prior to the recognition of the IPR value, the Company shall NOT distribute any profits or assets to Members and the Voting Points and Distribution Points of all Shares shall be calculated on the basis of their Par Value, whether or not the Shares are paid up.

If you purchase Class B Shares in the Offering, your interest will be diluted to the extent of the difference between the initial public offering price and the pro forma as adjusted Equity Entitlement per Share of Class B immediately after the Offering.

Equity Entitlement per Share of Class B is determined by allocating our total Paid In Capital in proportion to the Distribution Points of Class B Shares outstanding.

Dilution per Dollar Par Value of Class B Shares to investors participating in the Offering represents the difference between the per Dollar Par Value price paid by purchasers in the Offering and the pro forma as adjusted Equity Entitlement per Dollar Par Value of Class B immediately after completion of the Offering.

If all the Offered Shares are sold in the offering at an initial public offering price of $ 0.0001 per share, our pro forma as adjusted Equity Entitlement as of April 9, 2025 would have been $278,386.70. This represents an immediate increase in Equity Entitlement to Founding Member and immediate dilution in Equity Entitlement to purchasers of shares in the Offering. The following table illustrates the foregoing calculations.

Per Dollar Par Value of Class B
IPO price	$ 1.0000
Equity Entitlment before IPO	$ 0.0000
Equity Entitlment after IPO	$ 0.9280
Dilution to Investors of IPO	$ 0.0720

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Shareholder	Founding Member			Investors Of IPO	All Members
Class	A	B	Sub-Total	B	Total
Number of Share	2,500,000,000	500,000,000	3,000,000,000	37,600,000,000	40,600,000,000
Par Value per Share	$ 0.0001	$ 0.0001	--	$ 0.0001	--
Total Par Value	$ 250,000.00	$ 50,000.00	$ 300,000.00	$ 3,760,000.00	$ 4,060,000.00
Voting Weight	4,000%	100%	--	100%	--
Total Voting Points	100,000,000,000	500,000,000	100,500,000,000	37,600,000,000	138,100,000,000
Distribution Weight	100%	100%	--	100%	100%
Total Distribution Points	2,500,000,000	500,000,000	3,000,000,000	37,600,000,000	40,600,000,000
Paid In ETH/USDC	$ 0.00	$ 7,500.00	$ 7,500.00	$ 3,760,000.00	$ 3,767,500.00
Equity Entitlement before IPO	$ 6,250.00	$ 1,250.00	$ 7,500.00	$ 0.00	$ 7,500.00
Equity Entitlement before IPO per Dollar Par Value	$0.0250	$0.0250	--	--	--
Equity Entitlement after IPO	$ 231,988.92	$ 46,397.78	$ 278,386.70	$ 3,489,113.30	$ 3,767,500.00
Equity Entitlement after IPO per Dollar Par Value	$ 0.9280	$ 0.9280	$ 0.9280	$ 0.9280	$ 0.9280

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10 THE COMPANY'S BUSINESS

Comboox DAO LLC ("we" or the "Company") is a Wyoming limited liability company electing to be a decentralized autonomous organization pursuant to the Wyoming Limited Liability Company Act (the "Act") and the Wyoming Decentralized Autonomous Organization Supplement (the "Supplement"), formed on November 8, 2023.

10.1 Business

The Company is engaged in the business of acquiring, holding, marketing and managing the intellectual property right to collect royalties of Template Smart Contracts and commission of ComBoox Platform (the "Intellectual Property Rights" or the "IPR"). The IPR are a kind of passive (non-operation) interests that provide the right to revenue produced from using the Template Smart Contracts of ComBoox.

10.2 ComBoox Platform

Human civilization has entered the 21st century. Most wealth exists in the form of book-entry interests, such as bank deposits, real estate, intellectual property, corporate equity, fund shares, bonds, ABS, and so on. In order to identify the owners of these assets and to regulate their trading activities, various property laws, trade regulations and commercial contracts have been introduced and established. In addition, various types of centralized intermediaries are involved in the commercial activities to realize the owners' purpose, such as bookkeeping managers, asset custodians, clearing and settlement institutions, etc. If the legal norms or commercial contracts are violated, the owners can only rely on the judicial system for ex post facto remedies, while these remedies are proven to be costly and time-consuming.

The emergence of blockchain technology, represented by Bitcoin and Ether, provides another set of solutions for human beings. That is, to define the bookkeeping rules and transaction arrangements of the wealth in the computer programs, and to use the distributed systems and cryptography technologies to fix the book-entry records of these wealth in terms of their content and time sequence. Thus, the possibility of violation or default can be eliminated in the means of "prior prevention".

By implementing the basic concepts of "Code Is Law" and "Decentralization", the legal logic defined by legal norms and contractual terms will be realized by rigid code logic, and the human management of centralized organizations will be replaced by consensus protocols and smart contracts with automated operation. This establishes an automated mode of asset bookkeeping and transaction management in which owners can directly manage and dispose their assets without relying on intermediaries or counter parties. The only thing that needs to be considered is the predefined smart contracts.

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Among the book-entry interests, except for currency, company equity is probably the most important and critical category. A company is both the carrier of various assets and also the investment target of capital. Its external legal behaviour is the core component of modern commercial activities, while its internal governance activities involve the rights and interests of many investors. Therefore, company equity is the critical node linking the capital and assets, commercial activities and corporate governance.

Using blockchain and smart contract technology to realize the automated bookkeeping of equity and corporate governance records, replacing the legal logic of after-the-fact remedies with the rigid code logic of ex ante prevention, these ideas will be of great importance to modern commercial society in terms of reducing disputes, eliminating irregularities, improving transparency, and increasing efficiency.

Based on the above concepts, Founding Member developed the ComBoox platform.

ComBoox is a company book-entry platform consists of a core smart contract named "Registration Center" and a series of Template Smart Contracts deployed on ArbitrumOne, which is designed for automatic registering equity shares and keeping corporate governance records. By a single click, users may quickly establish a full range books entry system for their company on ComBoox, which consists of smart contracts created by cloning the Template Smart Contracts. Thereafter, the company's stake holders can conduct almost all legal acts around equity rights and corporate governance on block chain in a self-service mode.

Legal acts around equity and corporate governance, in legal view, are mainly two kinds: "express of intent" and "disposal of interests". Both of them can be effectively implemented on block chain. Reasons can be summarized as follows:

(1) Almost all block chain (including ArbitrumOne and Ethereum) adopt public key cryptography as their e-signature algorithm, which is widely accepted by e-signature laws of the world as a reliable solution to constitute a legally effective e-signature. In another words, every message signed by users through its private key on block chain can be technically verified and legally binding the user with its intent indicated in the message concerned; and

(2) Subject to the authorization of its constitutional document as well as the permission of the governing laws concerned, a Company may select to book its equity, assets, liabilities and/or other relevant interests on smart contracts. Thereafter, the creation, alteration, disposal or revocation of these interests can be effectively conducted on chain by adding, changing or removing the relevant digital records under the automatic control of the smart contracts concerned, i.e. recording the digital traces and results of legal acts automatically when right holders executing the rights with NO sectaries, intermediaries, agents, obligors, or any third party involved.

In brief, if a Company elects to set up its statutory books on ComBoox, all its stakeholders, such as shareholders, investors, directors, executive officers, lenders, vendors, as well as its employees, may conduct almost all legal acts around equity or corporate governance on block chain. These legal acts may include but not limited to share subscription, share transfer, share pledge, paying consideration, signing contracts, making proposals, voting, nominating candidates, inauguration and resignation etc.

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"Decentralized" and "Trustless" are the core concepts and values of the Web3 application. In legal point of view, this means:

(1) right holders may directly execute legal rights, based on their trust in the rigid and reliable codes of the smart contracts and the underlying protocols, instead of credit or reputation of any people or institutions, thus, legal acts no longer need participants of any intermediaries or agents;

(2) obligors have no chance to default (contracts) or violate (laws or regulations) due to predefined smart contracts can take over all compliance matters and contractual obligations in an automatic way; and

(3) there shall be no difference between legal acts and information disclosure, neither in time nor in logic, since legal acts conducted on public block chain can directly incur the legal effects (change book-entry records) and complete the real time disclosure with immutable records to the whole world with no time lag or misrepresentation.

By implementing the above concepts, ComBoox actually provides a brand new idea to solve the problems like "Insiders Control" or "Misleading Statements" that have plagued the capital markets for many years.

The source code for the Templates and the User Interface of the ComBoox system is publicly available on GitHub.com. Additionally, the source code for the Templates deployed on Arbitrum One can be verified via Arbiscan.io using their respective contract addresses.

The testing scripts for the Templates are also disclosed on GitHub.com, enabling anyone to clone the code and scripts, redeploy them, and conduct testing on their local computer. This ensures transparency by allowing users to review and verify the query commands and calculation logic embedded in the UI scripts, as well as the legal logic implemented within the Templates.

10.3 Royalty, Commission and CBP

When a user executing its legal rights by calling the smart contracts created through ComBoox, a sum of royalty will be charged automatically from such user to pay to the Royalty Interests holder of the Template Smart Contracts concerned. The payment will be made in an ERC-20 token named "ComBoox Points" (the "CBP"), at the price predefined by the author of the Template Contracts.

As an open platform, ComBoox allows developers to create and submit new Template Smart Contracts to the platform, so as to satisfy new demands of users. And, title owner of Registration Center, as the platform creator or its interests successor, will charge a commission fee at a ratio of 20%, which may be adjusted at the discretion of the owner from time to time, automatically splitting from the revenue of any royalty.

The utility token CBP is also booked on the smart contract of Registration Center. So, in addition to the IPR of commission, owner of Registration Center also has the mint right of CBP, i.e. he/she may determine the total supply of CBP which will affect the price or exchange rate of CBP as well as the value of IPR eventually.

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10.4 Acquired IPR

As the currently sole author and developer of ComBoox, Founding Member has invested: (1) the IPR of ComBoox to collect royalties and commissions within the territory of ArbitrumOne; and (2) CBP's Minting Right on ArbitrumOne, into the Company as its initial capital contribution in exchange for Class A Shares and a portion of Class B Shares. Template Smart Contracts incorporating the IPR already invested by the Founding Member are listed in the Operating Agreement, which may be updated as per the prior approval of Members by Special Resolution.

10.5 Revenue

Sum of the above, the Company is entitled to collect the following passive income in form of CBP as its revenue:

(1) royalty paid by users for using of the current available Template Smart Contracts of ComBoox; and

(2) commission splitting from any royalty revenue.

To facilitate users of ComBoox to purchase CBP from the Company, a specific smart contract named Fuel Tank is deployed on ArbitrumOne. Any user may purchase CBP by ETH from Fuel Tank at the rate determined by the Company. Although all holders of CBP may freely set their selling price at discretion, due to the Company has unlimited reserves of CBP by minting, the exchange rate set in Fuel Tank will probably become the anchor price thereof.

The Company may transfer its CBP into Fuel Tank as reserves for sale, and may pickup ETH therefrom as sales consideration. Therefore, Fuel Tank will be used by the Company as a major platform to release the supply of CBP or exchange its revenue into ETH.

10.6 Assets

The rights and interests that can be owned by the Company are all on-chain assets or special rights to call specific functions of smart contracts, which are all held by a specific smart contract representing the legal entity of the Company named General Keeper. The said assets are as follows:

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(1) ETH and USDC;

(2) IPR to receive CBP as royalty or commission;

(3) Mint rights to create new CBP;

(4) Setting right to determine the exchange rate of CBP in ETH in Fuel Tank; and

(5) Exclusive right to pickup ETH from Fuel Tank as sales consideration of CBP.

To keep its unique role as an on chain DAO, the Company will not open off-chain bank accounts. All assets that the Company can possess shall be limited to the extent that such assets are able to be held, controlled and disposed, directly or indirectly, by General Keeper.

10.7 Liabilities

We will take all measures possible to keep the Company away from assuming or incurring any liabilities. Therefore, the Company will not borrow any loan or enter into any contracts that may incur payable liabilities. No employees will be hired, and no Managers or Members will be paid for remuneration either. In case the Company intends to hire any experts or to buy any services, it shall be arranged in a prepaid mode. The Company will not redeem any Shares it issued, and has no obligation to redeem any CBP it minted or sold.

10.8 Payments

All payments of the Company will be made in ETH, USDC or CBP though General Keeper subject to a prior approval of Members by Ordinary Resolution.

10.9 Corporate Governance

As per the Operating Agreement, the day-to-day operation of the Company will be managed by Members though public on-chain voting. Members who represent more than 10% Voting Points of outstanding Shares, may make a proposal to the General Meeting. Quorum of a General Meeting is 25%, i.e. as long as Members representing more than 25% Voting Points of outstanding Shares cast votes for a specific motion, the voting process is legally effective and the resolution concerned will have binding forces for the Company and Members. Members may solicit proxy to make a proposal or cast a vote.

Some important issues need to be approved by Special Resolution, such as increasing capital, restating Shareholders Agreement, or replacing smart contracts of the book-entry system and so on. While, most of the daily affairs only need to be approved by Ordinary Resolution, such as making payments, electing Managers, calling smart contracts to conduct on-chain legal acts, distributing profits or assets etc.

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An Ordinary Resolution can only be passed if it obtained more Voting Points of "for" than "against" among the Members who cast votes on the motion. A Special Resolution needs to obtain Voting Points of "for" at least triple of "against" so as to get passed.

The Manager has no decision making power and will only be responsible for duties set out by the Operating Agreement, or executing resolutions of General Meeting. The Company shall reimburse the actual paid expenses of Manager within the budget prior approved by Ordinary Resolution, however, no remuneration needs to pay to Manager.

Please see Operating Agreement for more detailed provisions in this regard.

10.10 Legal Acts

As much as possible, subject to a prior approval of Members by Ordinary Resolution or Special Resolution, in accordance with the Operating Agreement, and under the automatic control of Smart Contracts adopted by itself, the Company will carry out all its legal acts on ArbitrumOne through General Keeper.

10.11 Book Keeping

As the first company onboard of ComBoox, the Company established its entire books-entry system on ComBoox. In accordance with the Operating Agreement, the Company will keep the following public records, in form of smart contracts and under an automatic and self-service mode, at their specific address on ArbitrumOne as specified in the Operating Agreement, which may be updated from time to time subject to prior approval of Special Resolution:

(1) Register of Constitutions: records all versions of Shareholders Agreements with respect to their contract address, legal force status, procedural schedules for creation, review and voting, and other relevant information;

(2) Register of Directors: records all information about the positions of Managers with respect to their candidate's User number, nominator, the Voting Rules applied for election, the start and end date of tenure, and other relevant information;

(3) Register of Members: records all information about Members or Shareholders with respect to their equity Shares, total Voting Points, total Distribution Points, as well as the aggregate amount of Par Value, Paid Value, Clean Paid, and other relevant information;

(4) Register of Investors: records all information about the Verified Investors who may purchase or sell the Shares of the Company with respect to their User number, verifier, approved date, qualification status and other relevant information;

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(5) General Meeting Minutes: records all the motions created and submitted to the General Meeting for approval with respect to their proposer, proposal time, voting start and end time, voting results, proxy arrangements, executor, execution state, and other relevant information;

(6) Register of Agreements: records all the Investment Agreements with respect to their address, status, transaction type and detailed arrangements, parties, procedural schedules for exercising special rights, and other relevant information;

(7) Register of Pledges: records all Pledges with respect to their creditor, debtor, pledgor, pledged Share, pledged amount, guaranteed amount, due date of Subject Debt, guarantee period, and other relevant information;

(8) Register of Shares: records all Shares issued by the Company with respect to their Shareholders, Class, Voting Weight, issue date, paid-in deadline or actual paid-in date, Par Value, Paid Value, acquiring price, and other relevant information;

(9) List of ETH Orders: records all information about Listing trade of Shares in ETH with respect to the subject Shares' Class, sequence number, Investors, Sell Orders, Buy Orders, Closed Deals, Expired Orders, and other relevant information;

(10) Cashier: records all payment and receipt transactions of the Company in USDC, as well as the USDC deposit balance of each Member arising from the Company's distributions;

(11) List of USD Orders: records all information about Listing trade of Shares in USDC with respect to the subject Shares' Class, sequence number, Investors, Sell Orders, Buy Orders, Closed Deals, Expired Orders, and other relevant information.

10.12 Competition

To the best of our knowledge, no comparable business exists that utilizes public block chain and smart contract technology to book-keep equity and corporate governance records for companies.

10.13 Employees

As of April 9,2025, we had no employees. Moreover, we do not intend to hire any employees for the Company. We will try to keep the Company, to the extent permitted by law, as a passive interests holding vehicle with no active operation. Any commercial decision of the Company shall be made by Members through voting, and the resolution of which shall be executed by the specific authorized Member or Manager with no remuneration.

In case there is any legal, accounting, auditing, taxation or any other requirements for the Company to legally exist, a specific motion will be proposed to General Meeting for seeking approval of budget and prepayment accordingly.

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10.14 Facilities

As an on-chain company, we do not have and have no intents to acquire or lease any facilities for the Company.

10.15 Legal Proceeding

We are not currently a party to any material legal proceedings.

10.16 Implications of Being an Emerging Growth Company

We are and we will remain an "emerging growth company" as defined under The Jumpstart Our Business Startups Act, or the JOBS Act, until the earliest to occur of (i) the last day of the fiscal year during which our total annual revenues equal or exceed $1.07 billion, (ii) the last day of the fiscal year following the fifth anniversary of our initial public offering, (iii) the date on which we have, during the previous three-year period, issued more than $1 billion in non-convertible debt securities, or (iv) the date on which we are deemed a "large accelerated filer" (with at least $700 million in public float) under the Exchange Act.

As an "emerging growth company", we may take advantage of specified reduced disclosure and other requirements that are otherwise applicable generally to public companies. These provisions include:

(1) preliminary omission financial information relates to a historical period that we reasonably believe will not be required to be included in this Form at the time of the contemplated offering;

(2) only two years of audited financial statements in addition to any required unaudited interim financial statements with correspondingly reduced "Management's Discussion and Analysis" disclosure;

(3) reduced disclosure about our executive compensation arrangements;

(4) no requirement that we hold non-binding advisory votes on executive compensation or golden parachute arrangements; and

(5) (5) exemption from the auditor attestation requirement in the assessment of our internal control over financial reporting.

We have taken advantage of some of these reduced burdens, and thus the information we provide you may be different from what you might receive from other public companies in which you hold securities.

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In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies.

Notwithstanding the above, we are also currently a "smaller reporting company," meaning that we are not an investment company, an asset-backed issuer, or a majority-owned subsidiary of a parent company that is not a smaller reporting company and that had a public float of less than $250 million or annual revenues of less than $100 million during the most recently completed fiscal year. In the event that we are still considered a smaller reporting company, at such time as we cease being an emerging growth company, the disclosure we will be required to provide in our SEC filings will increase, but it will still be less than it would be if we were not considered either an emerging growth company or a smaller reporting company. Specifically, similar to emerging growth companies, smaller reporting companies are able to provide simplified executive compensation disclosures in their filings; are exempt from the provisions of Section 404(b) of the Sarbanes-Oxley Act requiring that independent registered public accounting firms provide an attestation report on the effectiveness of internal control over financial reporting; and have certain other decreased disclosure obligations in their SEC filings, including, among other things, only being required to provide two years of audited financial statements in annual reports.

11. PLAN OF DISTRIBUTION AND SELLING SECURITYHOLDERS

As long as permitted by law, we will not engage any underwriter or dealer for the Offering. Moreover, as the only shareholder, the Founding Member will not sell any of his Shares in the Offering. On the contrary, the Founding Member voluntarily locks up the Initial Shares till June 30,2027. Therefore, all proceeds of issuance will be received by the Company.

12 MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements included elsewhere in this prospectus. This discussion and other parts of this prospectus contain forward-looking statements that involve risk and uncertainties, such as statements of our plans, objectives, expectations and intentions. See "Cautionary Statement Regarding Forward-Looking Statements". Our actual results could differ materially from those discussed in these forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those discussed in the section of this prospectus entitled "Risk Factors."

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12.1 Overview

We are engaged in the business of acquiring, holding, marketing and managing the IPR. The IPR is a kind of passive (non-operation) interests that provide the right to revenue produced from using the Template Smart Contracts of ComBoox. We are founded as a Wyoming limited liability company electing to be a decentralized autonomous organization on November 8, 2023.

We are not responsible for developing, testing, auditing, or maintenance of any of the Template Smart Contracts of ComBoox. Users are licensed to use the Template Smart Contracts as well as ComBoox on an "AS IS" basis.

12.2. Transparency, Automation, and On-Chain Corporate Governanc

As an entirely on-chain company governed exclusively by predefined smart contracts, we possess several key characteristics that distinguish us from traditional corporations:

12.2.1. On-Chain Asset Management:

All Company assets exist as publicly accessible digital assets on the blockchain. These assets are defined, managed, recorded, and tracked exclusively through smart contracts, ensuring transparency and automation. In accordance with the Operating Agreement, the Company is prohibited from holding off-chain assets. Consequently, no individual can privately control or dispose of Company assets outside the blockchain framework.

12.2.2. Smart-Contract-Enforced Commitments:

All legally binding commitments of the Company must be defined, executed, and enforced through smart contracts. Off-chain legal documents hold no binding force unless expressly approved via General Meeting Resolutions, which are recorded and governed by the smart-contract General Meeting Minutes.

12.2.3. On-Chain Execution of Legal Acts:

All legal acts of the Company are conducted exclusively through the invocation and execution of relevant smart contracts. Off-chain activities such as signing physical documents, making cash payments, or processing bank transfers are not utilized.

12.2.4. Automated Accounting and Record-Keeping:

The Company's accounting and management records are automatically and publicly maintained by smart contracts within the same transactions that affect associated interests and rights. The recording, disclosure, and state changes of these interests and rights form a single, indivisible, and immutable process. As a result, no individual can manipulate economic interests, exercise legal rights outside the system, or alter accounting and management records in secrecy.

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12.2.5. Publicly Verifiable Smart Contracts:

All aforementioned smart contracts are deployed on the public blockchain of Arbitrum One. Their source codes are publicly disclosed and verifiable via Arbiscan's online tools. Additionally, testing scripts and reports are publicly available on GitHub.com, allowing anyone to review and reproduce the testing process.

In summary, the Company's corporate governance is entirely defined and controlled by smart contracts in an automated and transparent manner, rather than relying on off-chain legal documents, human intervention, traditional management mechanisms, supervisory structures, or post-facto judicial remedies.

12.3 Result of Operations

Our operations to date have been limited. We were incorporated in November, 2023. Other than the IPR invested by Founding Member as contribution, and the deferred revenue incurred during the configuration process of the Platform and the book-entry system of the Company, we have no other assets or liabilities. We have no employees and do not intend to hire any employees.

12.4 Liquidity and Capital Resources

To date, we have no resources for liquidity or working capital. We are not committed to any capital expenditures. We expect that, after the closing of the offering, the net proceeds from the offering will be sufficient to cover our operating expenses, including compliance and other administrative functions.

Current versions of the Template Smart Contracts have fully covered the anticipated functions that a company may need to book their equity shares or corporate governance records. Therefore, even if the offering proceeds are not so sufficient as expected, our business will still be able to operate and develop independently. Therefore, at present, we do not have further financing plan after the offering.

As an alternative solution, we may issue new Shares to exchange for new Template Smart Contracts, promotion services or professional services. It will result in dilution of our existing Shareholders. However, as per the Operating Agreement of the Company, any capital increase shall be subject to a prior approval of Members by Special Resolution.

12.5 Significant Accounting Policies

The Company is engaged in the business of acquiring, holding the IPR and collecting royalties generating therefrom. In regard of accounting records and accounting policies, we have the following special character:

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12.5.1. No Cash or Off-Chain Assets:

As the first company registered on ComBoox and a true DAO, the Company will not open traditional bank accounts or hold off-chain assets. This ensures that all economic interests are directly controlled and disposed of by the Company in accordance with the voting decisions of its Members.

12.5.2. ETH and USDC as General Equivalence:

The Company adopts ETH and USDC as its primary payment instruments and value carrier. In other words, the Company treats ETH and USDC as special "general equivalents" for exchanging value with other entities or Members. Therefore, the Company has prepared an Cryptos Flow Statement to describe the inflow and outflow of economic interest.

12.5.3. Utility Token and Revenue Recognition:

CBP, or "ComBoox Points" is an ERC-20 token created by the Company to measure and collect royalties. Whenever a user exercises their legal rights on ComBoox (i.e., calls a specific API of smart contracts cloned from the Templates), a royalty is automatically charged from the user and paid to the IPR holder of the relevant Templates. The Company has no obligation to redeem any CBP that has been minted or transferred.

12.5.4. Deferred Revenue:

The Company sells CBP to users in exchange for ETH via a smart contract called "fuel tank" (the "Fuel Tank") at a predetermined exchange rate set by the Company (the "ExRate"). As a promotional measure, a certain amount of CBP is minted and granted to newly registered users as "prepaid vouchers". All CBP minted or transferred to other entities is booked as "deferred revenue" of the Company and is subsequently written off against the royalty income collected.

12.5.5. Deferred Recognition Value of IPR:

Due to the following factors: (i) there are no similar decentralized applications (DApps) available on the market; (ii) ComBoox was solely developed by the sole founding member (the "Founding Member"); and (iii) it has not yet generated material revenue, it is difficult to recognize the value of IPR when the Founding Member contributes it in exchange for the initial capital. Therefore, the value of the IPR will be recognized and amortized only after the Company has legally and publicly issued its equity shares and CBP and has generated material revenue for more than one year.

Once the value of the IPR is recognized as per the Operating Agreement, it shall be booked in the account of "Intangible Assets" on the debit side, and in the account of "Paid In Capital" on the credit side, as paid in capital contributed by the Founding Member. If it is greater than the unpaid subscription amount of the Initial Shares, the Company shall further issue such number of new Class B Shares whose Paid Value and Par Value are all equal to the excess amount; or, if it is less than the unpaid subscription amount of the Initial Shares, the Founding Member may, at his discretion: (i) pay the outstanding amount in ETH; or (ii) cause the Company to decrease the excess amount of Initial Shares in the order of Class B to Class A.

12.5.6. Unpaid Subscription of Initial Shares:

Corresponding to the deferred recognition of the IPR value, when the Initial Shares is issued to the Founding Member, it will be booked with the same amount ($300,000.00) simultaneously in Cr. Subscribed Capital and Dr. Unpaid Subscription. And, the latter will also be used to record and track the payable amount of the Initial Shares under the general account of "Owners Equity".

12.5.7. Smart Contract Events:

All economic interests flowing into or out of the Company are automatically recorded in the relevant smart contracts as "events", which are publicly, immutably and permanently stored on block chain. These events can be accessed by client applications globally and in real time. The Company has developed specialized modules in the ComBoox web application to facilitate users in retrieving these events and converting them into human-readable financial reports. Additionally, other client applications can freely access these records.

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12.5.8. Real Time Reports:

Stakeholders can access the above financial reports and accounting records by visiting the ComBoox website (https://comboox.vercel.app/app). The accounting records are updated at the same frequency as the blockchain itself, currently every second. This means that the balance sheet date and the financial reporting period can be set to the smallest possible time unit of one second.

12.5.9. ETH Price:

The exchange rate between ETH and USD is provided on-chain by the ChainLink Price Feed service and off-chain by CoinGecko, both of which are automatically updated in seconds. This ensures that all on-chain transactions are executed at accurate crypt assets prices and that off-chain accounting records can be properly maintained in USD. To calculate the value of CBP transactions, the ExRate is used to first convert CBP into crypt assets and then into USD. Any currency exchange gains or losses are calculated based on the USD value difference between the crypt assets price at the transaction time and the crypt assets price at the reporting time.

12.5.10 Off-Balance Sheet Arrangement

During the periods presented and as of the current date, we have not engaged in any off-balance sheet arrangements, as defined in the rules and regulations of the SEC.

13 DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

As per the Operating Agreement, the day-to-day operation of the Company will be managed by Members though public on-chain voting. Some important issues need to be approved by Special Resolution, while, most of the daily affairs only need to be approved by Ordinary Resolution. The Manager has no decision making power and will only be responsible for duties set out by the Operating Agreement, or executing resolutions of General Meeting.

Due to the facts that the Founding Member: (1) is the developer of ComBoox; (2) holds substantial ratio of Shares of the Company; and (3) has nomination right for the position of Manager, he may be deemed has and will keep having significant influences to the Company.

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Mr. Li Li is the Founding Member of the Company, who is 48 years old and a corporate, securitization & data compliance lawyer of China with 18+ years experiences. He earned his bachelor of economics in Nankai University and Juris Master in Peking University. He is a senior expert of Beijing FinTech Industry Alliance, holding a blockchain patent registered and granted by China Intellectual Property Office, and a blockchain patent application registered with WIPO pursuant to the Patent Cooperation Treaty. He won the first prize in "2021 China Merchants Bank Blockchain Application Innovation Competition" for his "ABS Cash Flow Tracking System" developed on Hyperledger Fabric 2.0, and was awarded as "Best Contributor to the Smart Contract Library" by FISCO BCOS Community for his "Equity Shares Book-Entry System" developed in Solidity

Name	Position	Age	Term of Office (Start Date)	Term of Office (End Date)
Li Li	Manager	48	June 11, 2024	December 31, 2026

14 COMPENSATION OF MANAGERS

In order for the Company to operate under the concept of DAO and to remain as a passive income entity, no remuneration will be paid to Managers or Members.

15 SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

In exchange of the IPR and CBP's Minting Right on ArbitrumOne, the Company has issued 2,500,000,000 Class A Shares and 500,000,000 Class B Shares to Founding Member. Please see "Dilution" Section of this prospectus for detailed information in this regard.

Title of Class	Name and Address	Number of Shares	Total Par Value	Percent of Class
Class A	Li Li (1)	2,500,000,000	$250,000.00	100%
Class B	Li Li (1)	500,000,000	$ 50,000.00	100%

16 DESCRIPTION OF SECURITIES

"Share" means a Member's minimum unit of ownership interests and rights in the Company, par value of which is $0.0001. Shares will be booked automatically on Register of Shares in form of a digital object named "Certificate of Contribution" with the following key attributes:

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(1) "Shareholder" means the ownership title holder of the subject Shares (i.e. a Member of the Company), who will be booked and indicated in form of its User Number;

(2) "Par Value" represents the subscribed contribution amount of the subject Shares, the minimum unit of which is 0.0001 USD;

(3) "Paid Value" represents the paid-in contribution amount of the subject Shares that actually received by the Company, the minimum unit of which is 0.0001 USD;

(4) "Clean Paid" represents the paid-in contribution amount of the subject Shares that has no encumbrances attached and can be freely disposed by the Shareholder, the minimum unit of which is 0.0001 USD;

(5) "Price of Par" refers to the per share acquiring price for the unpaid Par Value of the subject Shares, the minimum unit of which is 0.0001 USD;

(6) "Price of Paid" means the per share acquiring price for the Paid Value of the subject Shares, the minimum unit of which is 0.0001 USD;

(7) "Total Value" means the total acquiring value of the subject Shares indicated in USD, which shall be calculated as following:

Total Value = Price of Paid * Paid Value + Price of Par * (Par Value - Paid Value)

(8) "Voting Weight" means percentage weight of each Share when calculating the voting rights of the subject Shares, and the calculation result shall be called as "Voting Points" which shall be the basis to calculate the aggregate voting rights of a Member. The minimum unit of Voting Weight is one percent. Therefore, the total Voting Points of the subject Shares shall be calculated as:

Voting Points = Voting Weight * Paid Value / 100

(9) "Distribution Weight" means percentage weight of each Share when calculating the distribution rights of the subject Shares, and the calculation result shall be called as "Distribution Points", which shall be the basis to calculate the aggregate distribution rights of a Member for distributing profits or residual assets, or assuming loss or liabilities of the Company. The minimum unit of Distribution Weight shall be one percent. Therefore, the total Distribution Points of the Shares shall be calculated as:

Distribution Points = Distribution Weight * Paid Value / 100

The Company has issued two Classes of Shares: Class A Shares and Class B Shares. Comparing with Class B Shares, Class A Shares have 40 times Voting Weight. All the Shares can be issued or traded in fractions with a Share.

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The Company has issued 2,500,000,000 Class A Shares and 500,000,000 Class B Shares to the Founding Member in exchange for the Royalty Interests, and is offering for sale 37,600,000,000 Class B Shares at the offering price of $ 0.0001 per Share.

Please see "Dilution" Section of this prospectus for detailed information in this regard.

17 SHARES ELIGIBLE FOR FUTURE SALE

Prior to the Offering, there has been no public market for our Shares, and a liquid trading market for our Shares may not develop or be sustained after the offering. Future sales of our Shares in the public markets, or the availability of such Shares for sale in the public markets, could adversely affect market prices prevailing from time to time.

On condition that the Company successfully completed all registration or exemption procedures with SEC pursuant to the relevant laws and regulations, all of the Shares sold in this Offering will be freely tradable on-chain, by means of Trade Mode as defined in the Operating Agreement and implemented in Smart Contracts, without restriction or further registration under the Securities Act, unless such shares are held by any of our "affiliates" as such term is defined in Rule 144 under the Securities Act.

On condition that the offering statement, of which this prospectus is a part, and the Form TA submitted by the Company for acting as the transfer agent of its own Shares, are both qualified by the SEC, an initial public offering will be organized on our List of Orders, the specific smart contract adopted by the Company to facilitate Verified Investors to trade Shares on ArbitrumOne.

Verified Investors may use USDC to directly acquire Offered Shares at the offering price on the List of USD Orders. Upon closing, new Shares will be automatically issued to the buyer and the consideration paid in form of USDC will be received and held by the Company directly. During the entire process of the initial offering, no underwriters, brokers, dealers or other intermediaries will be involved.

Furthermore, the List of Orders also can list all Sell Orders placed by Shareholders and automatically match and close deals against the Buy Orders placed by Verified Investors. During the listing trade, no brokers, dealers or market-makers will involve. Shares will be created, altered or revoked under the automatic control of Smart Contracts, and consideration in ETH or USDC will be booked under the name of seller with his or her exclusive control.

Founding Member voluntarily locks up all Class A Shares from resale till the date of June 30, 2027, which has already been implemented and set up in the effective Shareholders Agreement.

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18 EXPERTS

The financial statements of Comboox DAO LLC as of December 31, 2024 appearing in this prospectus have been audited by Kustov & Associates, Inc., an independent registered public accounting firm, as stated in their report and included therein. Such financial statements are incorporated by reference in reliance upon the report of such firm given their authority as experts in accounting and auditing.

19 WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a Registration Statement on Form S-1 under the Securities Act with respect to the Offered Shares. This prospectus, which constitutes a part of the offering statement, does not contain all of the information set forth in the offering statement or the exhibits and schedules filed therewith.

For further information about us and the Offered Shares, we refer you to the offering statement and the exhibits and schedules filed therewith. Statements contained in this prospectus regarding the contents of any contract or other document that is filed as an exhibit to the offering statement are not necessarily complete, and each such statement is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit to the offering statement.

You may read and copy the said information at the SEC's Public Reference Room, 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet website that contains reports, proxy statements and other information about issuers, including us, that file electronically with the SEC. The domain name of this site is (https://www.sec.gov).

Additional information about ComBoox, may be found on the project's website at (https://comboox.vercel.app). However, the information on such website is not part of this prospectus and should not be relied upon in making an investment decision.

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APPENDIX-I GLOSSARY OF TERMS

1 "Act" means The Wyoming Limited Liability Company Act, as amended from time to time

2 "Agreement" or "Operating Agreement" means the decentralized autonomous organization operating agreement of the Company, which may be approved, adopted, and/or amended pursuant to the Agreement, as well as the Company's Articles of Organization.

3 "ArbitrumOne" means the Ethereum Layer-2 public blockchain network operating under the name "ArbitrumOne", which is connected to the main net of Ethereum and uses a technology called "Optimistic Rollups" to improve the scalability and efficiency of Ethereum.

4 "Articles" means the Articles of Organization of the Company.

5 "Backup Key" means the other account address added by a User into its ComBoox account, which may also be recognized by Registration Center to retrieve the User Number for identification purpose.

6 "Buy Orders" means the limit buy orders or market buy orders created and placed on the List of Orders by the Verified Investors, together with sufficient ETH or USDC paid as consideration or margin, to purchase the offered Shares in Initial Offers or Sell Orders at a specific bid price or market price (Price of Paid) with a specific amount (Par Value and Paid Value), in accordance with the relevant Listing Rule.

7 "Cashier" means the Smart Contract adopted by the Company to hold USDC on its behalf and to automatically record, maintain and publicly document payment and receipt transactions in USDC.

8 "CBP" or "ComBoox Points" means the ERC-20 token booked on Registration Center, the primary function of which is to act as the ComBoox Community utility token to automatically calculate, collect and transfer royalties from users of Template Contracts to the holders of the relevant intellectual property rights.

9 "Closed Deals" means the deals established and settled automatically via List of Orders upon placement of a Buy Order by matching and closing the Buy Order with the available Initial Offers and Sell Orders with equal or lower offer price. They will be automatically recorded as events in List of Orders.

10 "ComBoox" or "ComBoox Platform" means the company book-entry platform consisting of a core smart contract called "Registration Center" and a set of Template Contracts deployed on ArbitrumOne, which is designed for share registration and corporate statutory books-keeping, and aims to assist users to quickly establish a legal, secure, transparent and reliable smart contract system to enable the company's stakeholders to perform legal acts related to share transactions or corporate governance in a self-service mode.

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11 "ComBoox Community" means the open, unincorporated, loose organization of CBP holders, whose primary function is to decide, through discussion forums and public voting, which new template smart contracts is suitable to be included into the ComBoox Platform, so as to improve or expand the functionality thereof.

12 "Contractual Transfer" means the transfer of Shares that is carried out in accordance with an Investment Agreement that the seller and the buyer entered into previously, in which the basic transaction elements shall be set out clearly such as Paid Price, Paid Value, Class of Share, payment method, and closing deadline etc.

13 "Days" means natural days, each consisting of 24 hours.

14 "Dollar", "USD" or "$" means the legal currency of the United States.

15 "ETH" means the native utility token and crypto currency of the public block chain of ArbitrumOne and Ethereum.

16 "Expired Orders" means the Initial Offers and Sell Orders that has expired when matching any Buy Orders. They will be removed from the List of Orders and be recorded as events thereon automatically

17 "General Meeting" means the ONLY decision -making authority of the Company which consists of all Members. All legal acts conducted on behalf of the Company shall be subject to a prior approval by the General Meeting, either through an Ordinary Resolution or a Special Resolution, and any off-chain legal documents shall only become legally effective and binding on the Company upon such approval.

18 "General Meeting Minutes" means the Smart Contract adopted by the Company to automatically book and maintain the public record of the proposals and voting results at General Meetings. Each proposal, proxy, vote and resolution shall only be effective and legally binding on the Company and the Members upon its registration in General Meeting Minutes.

19 "Initial Offers" means the Smart Contract adopted by the Company to book and maintain the public records of Listing Trade settled in ETH, which will automatically record the Initial Offers, Sell Orders, Buy Orders, as well as the Closed Deals concerned.

20 "List of ETH Orders" means the Smart Contract adopted by the Company to book and maintain the public records of Listing Trade, which will automatically record the Initial Offers, Sell Orders, Buy Orders, as well as the Closed Deals concerned. Any placement, withdraw, matching, closing, and revoking of any Initial Offers, Sell Orders or Buy Orders can only be effective and legally binding to the Company, Members or Verified Investors concerned upon its book-entry in List of Orders.

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21 "List of USD Orders" means the Smart Contract adopted by the Company to book and maintain the public records of Listing Trade in USDC, which will automatically record the Initial Offers, Sell Orders, Buy Orders, as well as the closed deals concerned.

22 "List of Orders" is the collective term for the List of ETH Orders and the List of USD Orders. Any placement, withdraw, matching, closing, and revoking of Initial Offers, Sell Orders or Buy Orders shall only be effective and legally binding upon the Company, its Members and Verified Investors concerned once entered into the respective List of Orders.

23 "Listing Rule" means the rule governing the Listing Transfer of specific Class of Shares with respect to the title of issuer, Class of Shares, maximum Par Value, title of verifier, maximum quantity of Investors, ceiling price, floor price, lockup days, off listing price, Voting Weight, Distribution Weight and other attributes concerned, which shall be incorporated by a Shareholders Agreement and approved by Special Resolution.

24 "Listing Transfer" means that the transfer of Shares that is arranged by listing, i.e. the seller may place Sell Orders on the List of Orders with its acceptable offer price and sell amount, thereafter, the buyer may accordingly place Buy Orders on the List of Orders with its acceptable bid price and buy amount, and the system will automatically match and settle the Sell Orders against each Buy Order on the basis of their price and amount.

25 "Managers" means the executive officers elected by Ordinary Resolution, who have NO decision-making powers but may execute any administrative, commercial or technical matters authorized by the Operating Agreement or approved by Ordinary Resolution.

26 "Members" means the equity owners of the Company, who may enjoy and exercise the distribution rights to the profits and residual assets in proportion to the aggregate Distribution Points of each Member and may enjoy and exercise the voting rights in proportion to the aggregate Voting Points of each Member. For the purposes of the Operating Agreement and in most contexts relating to the Company, the term "Member" may usually be used interchangeably with the term "Shareholder".

27 "Ordinary Resolution" means a resolution passed at a General Meeting by a simple majority of the Members voting in person or by proxy on the relevant proposal, where the total number of Voting Points represented by the votes in favour of the relevant proposal is greater than the number of Voting Points represented by the votes against the relevant proposal.

28 "Prime Key" means the external account address or smart contract address used to register a User's account with ComBoox that can be recognised by Registration Center to retrieve the relevant User Number for identity verification purposes.

29 "Registration Center" means the core smart contract of ComBoox deployed on ArbitrumOne at the address as publicly disclosed on ComBoox's website and its white paper, which has the following primary functions:

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(1) User Registration: to register users of ComBoox against their Prime Key;

(2) CBP book keeping: to record balance amount of CBP for each account holder;

(3) Document Registration: to register Template Contracts and their clone copies according to the contract address; and

(4) Royalty Collecting: to automatically transfer certain amount of CBP from the user to the author as royalty when the user calls certain write function of the smart contract created based on the specific Template Contract developed by the author.

30 "Register of Investors" means the Smart Contract adopted by the Company to book and maintain the public records of Verified Investors. Any application, approval, or revocation of any Verified Investors shall only be effective and legally binding on the Company and Members upon its entry into Register of Investors.

31 "Register of Members" means the Smart Contract adopted by the Company to book and maintain the public records of Members and their shareholding situation. Any admission, alteration or revocation of any Member can only be effective and legally binding to the Company and Members upon its book-entry on Register of Members.

32 "Register of Shares" means the Smart Contract adopted by the Company to book and maintain the public record of Shares, i.e. the Certificate of Contribution concerned. Any creation, alteration or revocation of any Share can only be effective and legally binding to the Company and Members upon its book-entry on Register of Shares.

33 "Royalty Interests" means a type of passive (non-operational) interest that provides the right to revenues generated from the use of ComBoox's Template Smart Contracts, consisting of: (1) royalties collected automatically, as the intellectual property right holder, from the User who invokes the corresponding write function of the smart contracts cloned based on the Template Contracts; and (2) commissions collected automatically, as the owner of ComBoox Platform, by splitting the fore mentioned royalty revenues.

34 "Sell Orders" means the limit sell orders and market sell orders created and placed on the List of Orders by the Shareholders to transfer his or her Shares at a specific offer price or market price (Price of Paid) with a specific amount (Par Value and Paid Value) and available hours thereof, in accordance with the relevant Listing Rule.

35 "Share" means a Member's ownership interests and rights in the Company, which will be booked automatically on Register of Shares in form of a digital object named "Certificate of Contribution".

36 "Shareholder" has the same meaning with "Member", which means the equity owners of the Company, who may enjoy and exercise the distribution rights to the profits and residual assets in proportion to the aggregate Distribution Points of each Member and may enjoy and exercise the voting rights in proportion to the aggregate Voting Points of each Member.

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37 "Shareholders Agreement" means the Smart Contract adopted by the Company to record and maintain the public records of the Operating Agreement, its amendments and any restated new edition thereof. In case there is any discrepancies between the Operating Agreement and the effective Shareholders Agreement, the Shareholders Agreement shall prevail.

38 "Smart Contracts" means the smart contracts adopted by the Company, pursuant to Section 17-31-106 of the Supplement, to govern the operations of the Company which shall be the fundamental basis for verifying the legal documents of the Company. In the event of any conflict between the Articles and the Smart Contracts, the Smart Contracts shall prevail. In the event of any conflict between the Articles and the Operating Agreement, the Articles shall prevail. In the event of any conflict between the Operating Agreement and the Smart Contracts, the Smart Contracts shall prevail. Any time the Smart Contracts are changed, the Members shall cause the Articles and the Operating Agreement to be amended accordingly. The information of Smart Contracts can be queried through the specific Smart Contract representing the legal entity of the Company named "General Keeper".

39 "Special Resolution" means a resolution passed at a General Meeting by a special majority of the Members voting in person or by proxy on the relevant proposal, where the total number of Voting Points represented by the votes in favor of the relevant proposal is more than triple the number of Voting Points represented by the votes against the relevant proposal.

40 "Supplement" means The Wyoming Decentralized Autonomous Organization Supplement, as amended and in effect from time to time.

41 "Template Smart Contracts" or "Templates" means the smart contracts adopted by the ComBoox Community and registered in Registration Center as templates to create clone copies for its users to deploy and use on ComBoox.

42 "Trading Mode" means the permitted transaction method and mechanism for Shares with respect to price discovery, agreement conclusion and equity closing, which shall include at least Contractual Transfer and Listing Transfer as further defined in this Section.

43. "USDC" or "USD Coin" means a United States dollar-pegged stablecoin issued and managed by Circle Internet Financial, LLC, recorded on Arbitrum One at the address "0xaf88d065e77c8cC2239327C5EDb3A432268e5831", and designed to maintain a stable value of $1.00 per USDC.

44 "Users" means the external account holder or the smart contract that has registered as a user with ComBoox by calling the specific function of Registration Center, each of whom is assigned a User Number that represents their unique identity against their Prime Key or Backup Key.

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45 "User Number" means a User's identity number in ComBoox, which is automatically assigned by Registration Center during the registration process. Both the Prime Key and the Backup Key can be recognized by Registration Center to automatically return the corresponding User Number, which can be further used for identity verification, access control or confirmation of legal rights.

46 "Verified Investor" means the User that already has his or her identity and other relevant materials verified: (1) by the relevant service provider engaged by the Company; or (2) by Manager in person. Only Verified Investor can participate in Listing Transfer, or acquire Shares of the Company to become a Member, and Manager may revoke the qualification of Verified Investor, according to the suggestion of the relevant service provider, or pursuant to any applicable laws or regulations.

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Unaudited Financial Statements as of March 31, 2025
1 Balance Sheet	F-42
2 Statements of Operations	F-43
3 Statement of Changes in Members' Equity	F-44
4 Statements of Crypto Asset Flows	F-45
5 Notes To The Audited Financial Statements	F-46

F-1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of

ComBoox DAO LLC

Opinion on the financial statements

We have audited the accompanying balance sheets of ComBoox DAO LLC (the "Company") as of December 31, 2024, the related statements of operations, changes in members' equity and cash flow, for the period ended December 31, 2024, and the related notes to the financial statements. In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and the results of its operations and its cash flows for the period ended December 31, 2024, in conformity with U.S. generally accepted accounting principles (GAAP).

Basis for opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

We determined that there are no critical audit matters.

/s/ Kustov & Associates, Inc.

San Francisco, California

March 12, 2025

We have served as the Company's auditor since 2024.

F-2

Balance Sheets

	As of 23:59:59 December 31
	2024	2023
Intangible Assets - IPR	$0.00	0.00
Intangible Assets - ETH	0.00	0.00
Total Assets	$0.00	0.00
Deferred Revenue	53,420.55	0.00
Total Liabilities	$53,420.55	0.00
Subscribed Capital	300,000.00	0.00
Less: Unpaid Subscription	(300,000.00)	0.00
Retained Earnings	(53,420.55)	0.00
Total Equity	$(53,420.55)	0.00
Total Liabilities and Equity	$0	0

The accompanying notes are an integral part of the financial statements.
See Report of Independent Registered Public Accounting Firm.

F-3

Statements of Operations

	For the year ended 23:59:59 December 31
	2024	2023
Royalty Income	$112.90	0.00
Gross profit	112.90	0.00
Selling, General, and Administrative	37,561.12	0.00
Gain and Loss on Digital Assets	15,972.33	0.00
Total Operating Expenses	53,533.45	0.00
Income Before Taxes	(53,420.55)	0.00
Income Tax Expense	0.00	0.00
Net Income (Loss)	$(53,420.55)	0.00

The accompanying notes are an integral part of the financial statements.
See Report of Independent Registered Public Accounting Firm.

F-4

Statements of Changes in Members' Equity

	Class A Paid-In Capital	Class B Paid-In Capital	Additional Paid-In Capital	Retained Earnings	Total Equity
Balance at November 8, 2023	$0	0	0	0	0
Net Income	-	-	-	-	-
Balance at December 31, 2023	0	0	0	0	0
Net Income	-	-	-	(53,420.55)	(53,420.55)
Balance at December 31, 2024	$0	0	0	(53,420.55)	(53,420.55)

The period from November 8, 2023, to December 31, 2023, is a short reporting period as the Company was incorporated on November 8, 2023. For further details, refer to 3.7. The accompanying notes are an integral part of these audited financial statements.
See Report of Independent Registered Public Accounting Firm.

F-5

Statements of Cash Flows

	For the year ended 23:59:59 December 31
	2024	2023
Increase Deferred Revenue	$0	0
Other Income	0	0
Sales, General & Administrative	0	0
Net Inflow from Operating Activities	0	0
Purchase of IPR	0	0
Net Outflow for Investing Activities	0	0
Proceeds From Share Issuance	0	0
Distribution	0	0
Net Inflow from Financing Activities	0	0
Net Inflow	$0	0

The Company operates exclusively with digital assets and does not maintain traditional cash or bank accounts. All transactions, including those related to the minting, exchange, and transfer of assets, are conducted using on-chain digital assets. As a result, the Statement of Cash Flows reflects a zero balance, as there are no cash inflows or outflows in the conventional sense.
The accompanying notes are an integral part of these audited financial statements.
See Report of Independent Registered Public Accounting Firm.

F-6

Notes to the Audited Financial Statements

As of December 31, 2024

1. Description of Business

Comboox DAO LLC (the "Company") is a Wyoming limited liability company that has elected to be a decentralized autonomous organization pursuant to the Wyoming Limited Liability Company Act and the Wyoming Decentralized Autonomous Organization Supplement. The Company was formed on November 8, 2023.

ComBoox ("ComBoox" or the "Platform") is a corporate book-entry platform consisting of a core smart contract called the "Registration Centre" and a set of template smart contracts (the "Templates") deployed on the public blockchain network, Arbitrum One. It is designed to automatically record share transactions and corporate governance activities of companies, enabling stakeholders to exercise their legal rights in a self-service manner.

The Company is engaged in the business of acquiring and holding the beneficiary rights to Templates within Arbitrum One (the "IPR") and collecting royalties generated therefrom. Additionally, the Company is entitled to collect up to a 20% commission on each royalty payment collected by future authors on ComBoox. The Company is categorized as a passive income entity that holds IPR of Templates and collects relevant royalties and commissions derived therefrom.

Under the automatic control of predefined smart contracts, companies registered on ComBoox can have their share transactions and corporate governance activities fully managed, monitored, and recorded by smart contracts. No agents or intermediaries are required; rights holders can directly exercise their rights, obligors have no opportunity to default, and a full range of information can be disclosed in real-time along with the relevant legal acts.

The Company has the following special characteristics regarding the accounting records and policies:

(1) No Cash or Off-Chain Assets: As the first company registered on ComBoox and a true DAO, the Company will not open traditional bank accounts or hold off-chain assets. This ensures that all economic interests are directly controlled and disposed of by the Company in accordance with the voting decisions of its Members.

(2) ETH as General Equivalence: The Company adopts ETH as its primary payment instrument and value carrier. In other words, the Company treats ETH as a special "general equivalent" for exchanging value with other entities or Members. Therefore, the Company has prepared an ETH Flow Statement to describe the inflow and outflow of economic interests to and from itself.

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(3) Utility Token: CBP, or "ComBoox Points," is an ERC-20 token created by the Company to measure and collect royalties. Whenever a user exercises their legal rights on ComBoox (i.e., calls a specific API of smart contracts cloned from the Templates), a royalty is automatically charged from the user and paid to the IPR holder of the relevant Templates. The Company has no obligation to redeem any CBP that has been minted or transferred.

(4) Deferred Revenue: The Company sells CBP to users in exchange for ETH via a smart contract called "fuel tank" (the "Fuel Tank") at a predetermined exchange rate set by the Company (the "ExRate"), which is currently 1:1 (ETH/CBP). As a promotional measure, a certain amount of CBP is minted and granted to newly registered users as "prepaid vouchers." All CBP minted or transferred to other entities is booked as "deferred revenue" of the Company and is subsequently written off against the royalty income collected.

(5) Deferred Recognition Value of IPR: Due to the following factors: (i) there are no similar decentralized applications (DApps) available on the market; (ii) ComBoox was solely developed by the sole founding member (the "Founding Member"); and (iii) it has not yet generated material revenue, it is difficult to recognize the value of IPR when the Founding Member contributes it in exchange for the initial capital. Therefore, the value of the IPR will be recognized and amortized only after the Company has legally and publicly issued its equity shares and CBP and has generated material revenue for more than one year.

(6) Unpaid Subscription of Initial Capital: Corresponding to the deferred recognition of IPR, when the Initial Capital is issued to the Founding Member, it will be recorded as $300,000.00 in Cr. Subscribed Initial Capital and Dr. Unpaid Subscription of Initial Capital. The latter will also be used to record and track the payable amount of the Initial Capital under the general account of "Owner's Equity."

(7) Smart Contract Events: All economic interests flowing into or out of the Company are automatically recorded in the relevant smart contracts as "events," which are publicly, immutably, and permanently stored on the blockchain. These events can be accessed by client applications globally and in real time. The Company has developed specialized modules in the ComBoox web application to facilitate users in retrieving these events and converting them into human-readable financial reports. Additionally, other client applications can freely access these records.

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(8) Real Time Reports: Stakeholders can access the above financial reports and accounting records by visiting the ComBoox website (https://comboox.vercel.app/app ). The accounting records are updated at the same frequency as the blockchain itself, currently every second. This means that the balance sheet date and the financial reporting period can be set to the smallest possible time unit of one second.

(9) ETH Price: The exchange rate between ETH and USD is provided on-chain by the Chainlink Price Feed service and off-chain by CoinGecko, both of which are updated automatically in seconds. This ensures that all on-chain transactions are executed at accurate ETH prices and that off-chain accounting records can be properly maintained in USD. To calculate the value of CBP transactions, the ExRate is used to first convert CBP into ETH and then into USD. Any currency exchange gains or losses are calculated based on the USD value difference between the ETH price at the transaction time and the ETH price at the reporting time.

This report, along with the accounting records of the Company, is prepared based on the principles outlined above.

2. Summary of Significant Accounting Policies

2.1. Estimates and Assumptions

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates based on assumptions about current economic and market conditions, as well as, for some estimates, future conditions. These estimates affect the reported amounts and related disclosures in the financial statements. The Company bases its estimates and judgments on historical experience and various other assumptions and information that it believes to be reasonable under the circumstances.

Although the Company's estimates consider current and expected future conditions, actual conditions could differ from expectations, which could materially affect the Company's results of operations, financial position, and cash flows.

Estimates are used for, but are not limited to, determining the valuation of intangible assets and the useful lives applied in amortization.

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2.2. Revenue Recognition

The Company's revenue primarily consists of royalties from IPR licensing and commissions derived therefrom. It uses a utility token called "ComBoox Points" ("CBP") to measure and collect royalties. Users of ComBoox can establish a comprehensive bookkeeping system for their company on the platform using smart contracts cloned from Templates. Thereafter, stakeholders may conduct various legal acts related to equity rights and corporate governance on the blockchain in a self-service mode.

Whenever a user executes legal rights on ComBoox by calling specific APIs of smart contracts created by cloning the Templates, a sum of CBP is automatically deducted from the user's balance and transferred to the beneficial rights holder of the relevant Templates. The payment is collected in CBP at the price predefined by the author of the relevant Templates. Revenue is recognized when the royalty payments made by a user executing their legal rights are recorded under the Company's address in the Registration Center (i.e., the record-keeping smart contract of CBP). Simultaneously, an equivalent value of the royalties is written off from Deferred Revenue accordingly.

2.2.1. Revenue Recognition Policy

The Company recognizes revenue in accordance with ASC 606, "Revenue from Contracts with Customers," which follows a five-step model:

(1) Identify the contract with a customer: The Company's customers enter into a contract upon utilizing itssmart contract system, which requires the transfer of CBP as royalty payments. These transactions are executed automatically via the ComBoox Platform and the blockchain infrastructure.

(2) Identify the performance obligations in the contract: The Company's performance obligation is to provide access to its intellectual property ("IP") and smart contract services. When a customer executes their legal rights via smart contract APIs, the corresponding royalty fees (CBP) are transferred as compensation for the license granted.

(3) Determine the transaction price: The transaction price is determined based on the quantity of CBP transferred, multiplied by the predefined CBP/ETH exchange rate of 1:1 set by the Company. The equivalent ETH amount is then converted to USD using the latest available CoinGecko ETH/USD exchange rate, which represents the fair value of the transaction.

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(4) Allocate the transaction price to the performance obligations: The entire transaction price is allocated to the licensing of the Company's intellectual property and smart contract services, as this constitutes the sole deliverable in the transaction.

(5) Recognize revenue when (or as) the performance obligation is satisfied: The performance obligation is satisfied when CBP is transferred from the user to the Company's address in the Registration Center. Revenue is recognized at that point, as the Company has provided the customer with access to its smart contract system.Simultaneously, an equivalent amount is written off from Deferred Revenue, ensuring proper revenue recognition.

2.2.2. Disaggregation of Revenue

The Company's revenue is derived from royalty revenue, which is recognized at the point in time when the CBP is transferred to the Company address and recorded on the blockchain. Since the smart contract executes transactions automatically, revenue recognition occurs in real-time upon each transfer event.

	For the year ended 23:59:59 December 31,2024
	CBP	USD
Revenue by Timing of revenue recognition	0.04218	112.9
Revenue at a Point in Time	0.04218	112.9
Revenue Over Time	0	0

2.2.3. Breakdown of Revenue Sources

The Company's revenue consists of two primary sources:

(1) Royalty Revenue: Payments collected from users executing their legal rights through smart contracts, transferred to the Company's address in CBP and converted to USD.

(2) Commission Revenue: A 20% commission on royalty payments collected by future authors of Templates on ComBoox.

Revenue is recognized at the point in time when the CBP is transferred to the Company address and recorded on the blockchain. Since the smart contract executes transactions automatically, revenue recognition occurs in real-time upon each transfer event.

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2.2.4. Revenue Calculation Process

The revenue calculation process is automated and follows these steps:

(1) Retrieve CBP transfer data from the "Transfer" event in the Registration Center.

(2) Convert CBP to ETH using the predefined 1:1 ExRate.

(3) Convert ETH to USD using the latest available CoinGecko ETH/USD price, which represents a volume-weighted average price across multiple digital assets exchanges.

(4) Recognize revenue and write off the corresponding amount from Deferred Revenue.

This methodology ensures accurate, consistent, and real-time revenue recognition in compliance with ASC 606. The Company continuously monitors and updates its pricing methodology to reflect fair market values for accurate financial reporting.

2.3. Deferred Revenue

Deferred Revenue is the only type of liability of the Company, representing the value of CBP held by entities other than the Company. In other words, it quantifies the rights to use the smart contracts cloned from the Templates.

The Company may mint or transfer CBP as a utility token to external entities through the following methods:

(1) Transfer CBP to buyers automatically through the Fuel Tank at the exchange rate predefined by the Company when they call the "refuel" function of the Fuel Tank and pay an equivalent amount in ETH.

(2) Automatically mint CBP to new users as "New User Awards" in an amount predefined or adjusted from time to time by the Company when they sign up with the Registration Center.

(3) Transfer a specified amount of CBP to a designated address pursuant to a relevant Simple Majority Resolution of the General Meeting of Members.

(4) Mint CBP to the Founding Member to enable him to set up and configure the book-entry system for the Platform and the Company.

Deferred Revenue is recognized when CBP is minted or transferred and recorded under the recipient's address in the Registration Center. When CBP is held by the Company, it is considered a special voucher with no intrinsic value. However, the Company will still calculate and publicly disclose the balance of CBP held by the Company as well as its total supply amount on ComBoox.

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Whenever a user exercises legal rights on ComBoox by calling specific APIs of smart contracts created by cloning the Templates, a sum of CBP is automatically deducted from the user's balance and transferred to the Company, which is the beneficial rights holder of all currently available Templates. Revenue is recognized when the royalty payments made by a user executing legal rights are recorded under the Company's address in the Registration Center (i.e., the record-keeping smart contract of CBP). Simultaneously, an equivalent amount of royalties is written off from Deferred Revenue accordingly.

2.4. Fair value measurements

The Company measures and reports certain financial and digital assets at fair value in accordance with ASC 820 and ASU 2023-04 - Fair Value Measurements and Disclosures. Fair value is determined based on market participant assumptions and categorized into the following levels within the fair value hierarchy:

(1) Level 1: Inputs are quoted prices in active markets for identical assets, such as the publicly available market price of ETH on digital asset exchanges. The Company uses the ETH/USD exchange rate provided by Chainlink Price Feeds (on-chain) and CoinGecko (off-chain) to determine the fair value of ETH.

(2) Level 2: Inputs are observable market data other than quoted prices included in Level 1. The Company does not currently utilize Level 2 inputs for valuation purposes.

(3) Level 3: Inputs are unobservable data for the asset or liability, typically used for complex or illiquid valuations. The Company does not use Level 3 inputs for digital asset valuation.

2.4.1. Valuation Methodology

The fair value of ETH is determined based on the latest available price from Chainlink Price Feeds (for smart contract-based transactions) and CoinGecko (for off-chain reporting). ETH is primarily used by the Company as a payment instrument and value carrier, and its fair value is recorded in USD at the reporting date based on the ETH/USD exchange rate at that time.

The fair value of CBP is determined using the ExRate of CBP to ETH, as predefined by the Company in the Fuel Tank, and then converted to USD using the ETH/USD price from CoinGecko at the transaction date. CBP is not actively traded on an open market; therefore, it does not fall under Level 1 valuation and is instead measured based on the Company's predefined ExRate, which serves as an observable input.

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2.4.2. Unrealized Gains and Losses

Unrealized gains and losses on digital assets arise from fluctuations in ETH/USD exchange rates. The Company calculates the Gain and Loss on Digital Assets based on the difference between the ETH price at the reporting date and the ETH price at the transaction date. Any appreciation in CBP held by third parties is measured using the same methodology, with valuation based on the ETH/USD price at the reporting date.

However, any gains or losses resulting from Additional Paid-In Capital transactions are excluded from operational costs or expenses and are instead recognized directly in Owners' Equity.

The Company ensures that all transactions are accounted for at the correct and accurate fair value by using real-time on-chain price feeds for ETH and structured off-chain data from reputable sources such as CoinGecko.

2.5. Income tax treatment

The Company is organized as a Wyoming Limited Liability Company (LLC) and has elected to be treated as a pass-through entity for U.S. federal income tax purposes under Section 701 of the Internal Revenue Code. As a result, the Company is not subject to federal income tax; instead, taxable income, deductions, credits, and other tax attributes are passed through to its Members, who report them on their individual tax returns.

Wyoming state law does not impose state income tax on LLCs or individuals. Therefore, no state income tax liability arises at the Company level. Members are solely responsible for reporting and paying any applicable federal or other jurisdictional income taxes based on their share of the Company's income.

Under ASC 740 - Income Taxes, the Company does not recognize a Deferred Tax Asset (DTA) because it does not directly incur income tax liabilities. Any potential tax benefits or obligations associated with net operating losses or tax credits are allocated to the individual Members rather than retained by the Company.

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2.6. Expense classification

The Company's primary current expenses are SG&A, which specifically include New User Awards, Startup Costs, and General Meeting Approved Payments.

2.6.1. New User Awards

As a marketing promotion, the Company automatically mints CBP for new users of the ComBoox platform as a "New User Award". When they sign up with the Registration Centre, a predefined amount of CBP is automatically minted to the user's address. Such transactions are recorded as "Deferred Revenue" on the credit side and as "SG&A" on the debit side.

2.6.2. Startup Cost

To facilitate the Founding Member in setting up and configuring the Platform, the Company minted a sum of CBP to the Founding Member. Such transactions are recorded as "Deferred Revenue" on the credit side and as "SG&A" on the debit side.

2.6.3. General Meeting Approved Payment

The Company may pay ETH or CBP to other parties with the approval of the General Meeting of Members. Such transactions will be recorded as "ETH" or "Deferred Revenue" on the credit side and as "SG&A" on the debit side.

3. Details of Significant Balance Sheet and Income Statement Items

3.1. Cash and Cash Equivalentss

As per the Operating Agreement, the Company is not permitted to open traditional bank accounts or hold any off-chain assets. The Company intends to use ETH as a payment instrument and value carrier to pay for services or the IPR of Templates, or to distribute as profits or assets to Members. Therefore, cash and cash equivalents as of the Report Time were $0.

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3.2. Receivables

The Company has no trade receivables or any other types of receivables. The Company does not extend credit to customers and operates on a prepayment basis for all services rendered. Therefore, receivables as of the Report Time were $ 0.

3.3. Revenue

3.3.1. Royalty Revenue

Revenue is recognized when the royalties collected in CBP are booked under the address of the Company in the Registration Center (i.e., the record-keeping smart contract of CBP). Such transactions will be recorded as "Royalty Revenue" on the credit side and as "Deferred Revenue" on the debit side.

The Royalty Revenue is recognized entirely at a point in time, with no revenue recognized over time.

	For the year ended 23:59:59 December 31
	2024		2023
	CBP	USD	CBP	USD
Royalty Revenue	0.04218	112.9	0	0

Royalty Revenue is recorded by the Transfer event in the Registration Center with the following filter conditions.

(a) CBP is transferred to the address of the Company (i.e., the address of the General Keeper, representing the legal entity of the Company); and

(b)The sender's address is not the "zero" address (otherwise, it would be a mint transaction).

Registration Center: 0x18F7AE56d1e04B95A2C50AFd528aC3FCb6F23f91 event Transfer(address indexed from, address indexed to, uint256 indexed value); The Company: 0x68233e877575e8c7e057e83ef0d16ffa7f98984d

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3.3.2. CBP Sales Income

To supply CBP to the users of the ComBoox Platform, the Company will sell CBP in exchange for ETH via the Fuel Tank. Buyers may call the "refuel" function of the Fuel Tank and pay their consideration in ETH. The Fuel Tank will then automatically transfer CBP to the buyers at a predefined ExRate. This will be the Company's primary source of ETH inflow.

Such transactions will be recorded with "ETH" on the debit side and "Deferred Revenue" on the credit side. During the Report Period, no CBP was sold via the Fuel Tank.

The Sales Income will be also recognized entirely at a point in time.

	For the year ended 23:59:59 December 31
	2024		2023
	CBP	USD	CBP	USD
CBP Sales Income - ETH	0	0	0	0

CBP Sales Income is recorded through the "Refuel" event in the smart contract of the Fuel Tank. The address of the Fuel Tank and the interface of the Refuel event are as follows:

Address of Fuel Tank: 0x1ACCB0C9A87714c99Bed5Ed93e96Dc0E67cC92c0 event Refuel (address indexed buyer, uint indexed amtOfEth, uint indexed amtOfEth);

3.3.3. Other Income

Other Income is recognized when ETH is received without calling a specific function of the General Keeper. Such transactions will be recorded as "Other Income" on the credit side and as "ETH" on the debit side. The Income will be also recognized entirely at a point in time.

	For the year ended 23:59:59 December 31
	2024		2023
	ETH	USD	ETH	USD
Other Income	0	0	0	0

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Other Income is recorded by the "ReceivedCash" event in the General Keeper, with the condition that the ETH is not paid from the Fuel Tank (otherwise, it will be recorded as CBP Sales Income).

General Keeper: 0x68233e877575e8c7e057e83ef0d16ffa7f98984d event ReceivedCash( address indexed from, unit indexed amt);

3.4. Deferred Revenue

At the Report Time, the Company's Deferred Revenue is 16.04782 CBP or 53,420.55 USD. To convert the value of CBP into USD, the Company adopts the ExRate of 1:1 ETH/CBP and applies the ETH price at the Report Time.

	As of 23:59:59 December 31
	2024		2023
	CBP	USD	CBP	USD
Deferred Revenue	16.04782	53,420.55	0	0
CBP Total Supply	104.09	346,498.45	0	0
- CBP of General Keeper	0.04218	140.41	0	0
- CBP of Fuel Tank	88	292,937.49	0	0
Total Deferred Revenue	16.04782	53,420.55	0	0

As an ERC-20 token, CBP's total supply and the balance of a specific holder can be retrieved by calling the "totalSupply" and "balanceOf" functions of its registration smart contract, i.e., the Registration Center.

(1) CBP Total Supply: can be retrieved by calling the "totalSupply" function of the Registration Center with a filter condition for the block number whose timestamp is the latest but still precedes the Report Time.

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Registration Center: 0x18F7AE56d1e04B95A2C50AFd528aC3FCb6F23f91 function totalSupply() external view returns( uint256) blockNumber: 290687173n

(2) CBP held by the General Keeper: can be retrieved by calling the "balanceOf" function of the Registration Center with the following filter conditions: (a) the target account must be the address of the General Keeper, and (b) the checkpoint must be at block number 290687173n, i.e., the block number whose timestamp is the latest but still precedes the Report Time.

Registration Center: 0x18F7AE56d1e04B95A2C50AFd528aC3FCb6F23f91

function balanceOf ( address account ) external view returns ( uint256 );

General Keeper: 0x68233e877575e8c7e057e83ef0d16ffa7f98984d

blockNumber: 290687173n

(3) CBP held by the Fuel Tank: can be retrieved by calling the "balanceOf" function of the Registration Center with the following filter conditions: (a) the target account must be the address of the Fuel Tank, and (b) the checkpoint must be at block numbered 290687173n, i.e. the block number whose timestamp is the latest but still precedes the Report Time.

	For the year ended 23:59:59 December 31, 2024
	CBP	USD
CBP Flow of Fuel Tank	0	0
Add CBP	176	0
- Withdraw CBP	88	0
- Refuel CBP	0	0
Sub Total of CBP Flow of Fuel Tank	88	0

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Registration Center: 0x18F7AE56d1e04B95A2C50AFd528aC3FCb6F23f91

function balanceOf ( address account ) external view returns ( uint256 );

Fuel Tank: 0x1ACCB0C9A87714c99Bed5Ed93e96Dc0E67cC92c0

blockNumber: 290687173n

3.5. Intangible Assets

3.5.1 IPR of ComBoox

In exchange for the initial capital, the Founding Member invested the following IPR into the Company as a capital contribution:

(1)The partial beneficiary right to the Templates to collect royalties within the territory of Arbitrum One;

(2) The owner's right to the Platform to collect commissions;

(3) The owner's right to the Registration Center for minting CBP.

The Company may mint and transfer a certain amount of CBP to the Fuel Tank as per prior approvals of an Ordinary Resolution, through which the Company may sell CBP to the market and receive sales income in ETH. The Company has no obligation to redeem any CBP.

Under US GAAP, when the Founding Member contributed the above IPR to the Company, it was difficult to recognize the value concerned for the following reasons:

(1) There are no similar software or business models available in the market, making it impossible to identify comparable fair value measurement targets;

(2) ComBoox has not generated material revenue, so there is no reasonable basis for valuation under the revenue method;

(3) ComBoox was developed solely by the Founding Member, meaning that there are no arm's-length transactions or third-party payment records to support the development costs;

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(4) The cost method alone is unlikely to be accepted as a sound basis for valuing the IPR.

For the above reasons, the value of the IPR will be deferred for recognition and amortization until the Company has legally publicly issued its equity shares and CBP, and received material revenue for more than one year. At the Report Time, the recognized value of IPR is zero.

	As of 23:59:59 December 31
	2024	2023
	USD	USD
Beginning Value of IPR	0	0
- Amortization	0	0
Net Value of IPR	0	0

3.5.2. ETH of the Company

In exchange for the initial capital, the Founding Member invested the following IPR into the Company as a capital contribution:

ETH is adopted by the Company to act as a paying instrument and value carrier. In other words, the Company takes ETH as a special "general equivalence" to exchange value with other entities or Members.

The Company's ETH mainly comes from its CBP sales income via Fuel Tank, which will be booked as "Deferred Revenue" on the credit side and as "Intangible Assets - ETH" on the debit side.

The Company may hold ETH through two smart contracts: (a) General Keeper, representing the legal entity of the Company; or (b) Fuel Tank, the special vehicle to supply CBP to users of ComBoox. Therefore, the total ETH of the Company shall be the sum of the ETH held by the said two smart contracts.

The exchange rate between ETH and USD is provided on-chain by the ChainLink Price Feed service and off-chain by CoinGecko, both of which are automatically updated in seconds. In this way, the Company can ensure that all on-chain transactions are closed at the correct and accurate ETH price, and that off-chain accounting records can be prepared in USD. A gain or loss of digital assets is calculated based on the USD value difference derived from the ETH price at the reporting time and the ETH price at the transaction time.

To convert ETH into USD and calculate the Gain and Loss of Digital Assets, the Company adopted the most recent ETH price at the Report Time, provided by CoinGecko, which is 3,328.8351 USD/ETH (the "ETH Price of Report Time").

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	As of 23:59:59 December 31
	2024		2023
	ETH	USD	ETH	USD
ETH of Company	0	0	0	0
ETH in General Keeper	0	0	0	0
Less: ETH as Deposits	0	0	0	0
ETH in Fuel Tank	0	0	0	0
Total ETH of Company	0	0	0	0

The ETH of the Company can be retrieved by querying the Registration Center for the ETH balance of a specific address at a particular block or by calling the relevant smart contracts with the respective parameters.

(1)ETH in General Keeper: can be retrieved by querying the ETH balance of the General Keeper address at the block number with a timestamp that is earlier, but closest to, the Report Time.

import { usePublicClient } from "wagmi" ;

const client = usePublicClient ();

const balaOfGK = await client . getBalance ({

address: 0x68233e877575e8c7e057e83ef0d16ffa7f98984d ,

blockNumber: 290687173n ,

});

(2)ETH as Deposits: can be retrieved by calling the "totalDeposits" function of the General Keeper with the block number whose timestamp is earlier, but closest to, the Report Time.

General Keeper: 0x68233e877575e8c7e057e83ef0d16ffa7f98984d function totalDeposits () external view returns ( uint ); blockNumber: 290687173n

(3)ETH in Fuel Tank: can be retrieved by querying the ETH balance of the Fuel Tank address with the block number whose timestamp is earlier, but closest to, the Report Time.

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import { usePublicClient } from "wagmi" ;

const client = usePublicClient ();

const balaOfFT = await client . getBalance ({

address: 0x1ACCB0C9A87714c99Bed5Ed93e96Dc0E67cC92c0 ,

blockNumber: 290687173n ,

});

3.6. Selling, General and Administrative

3.6.1. New User Awards

To date, all five new users that received this "New User Award" are accounts controlled by the Founding Member, making these transactions related party transactions under ASC 850.

	For the year ended 23:59:59 December 31
	2024		2023
	CBP	USD	CBP	USD
New User Awards	0.09	210.10	0	0

"New User Awards" are recorded by the "Transfer" event in the Registration Center with the following filter conditions: (a) CBP is transferred from the zero address, and (b) the receiver is not the address of the Company.

Registration Center: 0x18F7AE56d1e04B95A2C50AFd528aC3FCb6F23f91

event Transfer ( address indexed from , address indexed to , uint256 indexed value );

Address of Zero: 0x00

Address of Company : 0x68233e877575e8c7e057e83ef0d16ffa7f98984d

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3.6.2. Startup Cost

To facilitate the Founding Member in setting up and configuring the Platform, the Company minted 16 CBP to the Founding Member.

	For the year ended 23:59:59 December 31
	2024		2023
	CBP	USD	CBP	USD
Startup Cost	16	37,351.02	0	0

"Startup Cost" is recorded by the event "Transfer" in the Registration Center under the following conditions: (a) CBP is transferred from the address of the Company, and (b) the recipient is either User No. 1 or User No. 2, both of whom are controlled by the Founding Member.

Registration Center: 0x18F7AE56d1e04B95A2C50AFd528aC3FCb6F23f91

event Transfer ( address indexed from , address indexed to , uint256 indexed value );

Company: 0x68233e877575e8c7e057e83ef0d16ffa7f98984d

User No.1 : 0xc12c20fd7B50DA0909500dc9bb6758376398F8a8

User No.2 : 0x4399b515FdF8E050CAd4282CE94BA99fe3c844bc

3.6.3. General Meeting of Members Approved Payment

	For the year ended 23:59:59 December 31
	2024		2023
	ETH/CBP	USD	ETH/CBP	USD
GMM Approved Payment	0	0	0	0
GMM Approved Payment - ETH	0	0	0	0
GMM Approved Payment - CBP	0	0	0	0
Sub Total of GMM Approved Payment	0	0	0	0

A GMM-approved payment is recorded by the 'TransferFund' event in the smart contract of 'GMMKeeper.' If the payment is made in ETH, the 'isCBP' argument will be recorded as 'false'; otherwise, it will be recorded as 'true' for payments made in CBP.

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GMMKeeper: 0x7256b47ff39997355ecEC2deFB7C7B332FcFDd42 event TransferFund ( address indexed to , bool indexed isCBP , uint indexed amt , uint seqOfMotion , uint caller );

3.7. Equity accounts and ownership structure

The Company was established on November 8, 2023 and the period from November 8, 2023, to December 31, 2023, represents a short reporting period.

The Company commenced operational activities on May 18, 2024. In exchange for the IPR of ComBoox contributed by the Founding Member, the Company issued to him the Initial Capital with a par value amounting to $300,000.00, which consists of $250,000.00 in Class A Shares and $50,000.00 in Class B Shares. Class A shares have 40 times the voting weight compared to Class B shares.

Subject to successful registration with the SEC and other governing authorities, the Company may publicly issue new equity shares to investors for subscription by ETH, with or without a premium. These transactions will be recorded in the "ETH" account on the debit side and in the "Paid-In Capital" account (for the par value) and "Additional Paid-In Capital" account (for the premium amount) on the credit side. During the Report Period, no new shares were issued.

	As of 23:59:59 December 31
	2024	2023
	USD	USD
Subscribed Capital	300,000.00	0
Less: Unpaid Subscription of Capital	(300,000.00)	0
Paid In Capital	0	0
Additional Paid In Capital	0	0

The amount of Subscribed Capital and Paid-In Capital can be retrieved by calling the "capAtDate" function of the smart contract of the Register of Members, with a filter condition based on the timestamp of the Report Time.

F-25

Register of Members: 0x9dc52b48454b0ab4bf493343eb1d20a2002e3c6a function capAtDate ( uint date ) external view returns ( Checkpoints.Checkpoint memory ); date: 290687173n

The ETH consideration paid for subscribing to the issued shares will be recorded by four specific events for different scenarios.

(1) Paid-In Capital: Indicates that a Member has paid a certain amount of ETH to fulfill the obligation of previously acquired shares, which is recorded by the "PayInCapital" event in the smart contract of ROMKeeper.

ROMKeeper: 0xEC20588b8d51C66c2BFaD4FB9A79673d92F6A5b0 event PayInCapital ( unit indexed seqOfShare, unit indexed amt, unit indexed valueOfDeal );

(2) Pay Off Capital Increase Deal: indicates that an Investor has paid the Company a certain amount of ETH to close a capital increase deal as per an investment agreement, which is recorded by the "PayOffCIDeal" event in the smart contract of "ROAKeeper".

ROAKeeper: 0x22914D23fA2cdBB78FBDBbaA46cc991873bD4A80 event PayOffCIDeal( uint indexed caller event uint indexed valueOfDeal)

(3)Close Bid Against Initial Offer: indicates that an Investor has paid the Company a certain amount of ETH to close a listed initial offer for issuing new equity shares, which is recorded by the "CloseBidAgainstInitOffer" event in the smart contract of "LOOKeeper".

F-26

LOOKeeper 0xCAa4bda0fb0b2c6E50Cbf5F3C89c1C56C1820921 event CloseBidAgainstInitOffer ( unit indexed buyer, unit indexed amt )

(4) Close Initial Offer Against Bid:indicates that a listed buy order has been closed by matching it with a newly placed initial offer for issuing new equity shares, resulting in the corresponding amount of ETH being released from the custody account to the Company.This transaction is recorded by the "ReleaseCustody" event in the General Keeper, with the specific reason "CloseInitOfferAgainstBid" codified in Bytes32 format.

General Keeper: 0x68233e877575e8c7e057e83ef0d16ffa7f98984d

event ReleaseCustody ( unit indexed from, unit indexed to, unit indexed amt, bytes32 reason );

reason: //bytes32 format for string "CloseInitOfferAgainstBid" 0x436c6f7365496e69744f66666572416761696e73744269640000000000000000

3.8. Distribution

Subject to the resolution of the General Meeting of Members, the Company may distribute ETH to Members.Such transactions will be recorded with "ETH" on the credit side and "Distribution" on the debit side. During the reporting period, the Company made no distributions.

	For the year ended 23:59:59 December 31
	2024		2023
	ETH	USD	ETH	USD
Distribution	0	0	0	0

F-27

Distributions are recorded by the "SaveToCoffer" event in the General Keeper, with the filter condition that the reason is "DistributeProfits" (in Bytes32 format).

General Keeper: 0x68233e877575e8c7e057e83ef0d16ffa7f98984d

event SaveToCoffer ( unit indexed acct, unit indexed value, bytes32 indexed reason );

reason: ethers. encodeBytes32String ("DistributeProfits")

3.9.Deposits and Custody

To facilitate equity trading and profit distribution, the Company has set up special deposit accounts in the General Keeper. These accounts are exclusively controlled by their respective holders. No other entities, including the Company, may transfer, withdraw, or freeze ETH stored in these accounts. Therefore, these deposits are not recognized as assets of the Company.

When a limit buy order is listed on the smart contract of "List of Orders", the corresponding ETH paid by the buyer will also be stored in deposit accounts as "custody". As long as the limit buy order remains listed, the ETH in custody will be frozen as a special guarantee for transfer to the seller as consideration. It can only be released from custody if the buy order is withdrawn or expires.

During the reporting period, no deposit inflows or outflows occurred.

3.9.1 Deposits Inflow

The seller's consideration, the buyer's refunded over payments, and distributions to Members will all be paid into deposit accounts.

	For the year ended 23:59:59 December 31
	2024		2023
	ETH	USD	ETH	USD
Deposits Inflow	0	0	0	0
Distribution	0	0	0	0
Consideration	0	0	0	0
Refund Over Payment	0	0	0	0
Sub Total of Deposits Inflow	0	0	0	0

F-28

Deposit inflows are recorded by the "SaveToCoffer" event in the General Keeper, with their respective reasons.

(1) Distribution: the reason for which is recorded as "DistributeProfits" in Bytes32 format.

GeneralKeeper: 0x68233e877575e8c7e057e83ef0d16ffa7f98984d event SaveToCoffer ( unit indexed acct, unit indexed value bytes32 indexed reason ); reason: ethers. encodeBytes32String ("DistributeProfits")

(2) Consideration: the reasons for which are recorded as "DepositConsiderationOfSTDeal", "CloseBidAgainstOffer", "DepositConsiderationOfSwap", "DepositConsiderationOfRejectedDeal", or "CloseOfferAgainstBid" in Bytes32 format.

GeneralKeeper: 0x68233e877575e8c7e057e83ef0d16ffa7f98984d

event SaveToCoffer ( unit indexed acct, unit indexed value bytes32 indexed reason );

reason:
[ ethers. encodeBytes32String ("DepositConsiderationOfSTDeal")

ethers. encodeBytes32String ("CloseBidAgainstOffer")

ethers. encodeBytes32String ("DepositConsiderationOfSwap")

ethers. encodeBytes32String ("DepositConsiderOfRejectedDeal")

ethers. encodeBytes32String ("CloseOfferAgainstBid") ]

F-29

(3)Refund Over Payment:reasons of which are recorded as "DepositBalanceOfOTCDeal", "DepositBalanceOfPayInCap", "DepositBalanceOfSwap", "DepositBalanceOfBidOrder", "DepositBalanceOfRejectedDeal", or "RefundValueOfBidOrder" in Bytes32 format.

GeneralKeeper: 0x68233e877575e8c7e057e83ef0d16ffa7f98984d

event SaveToCoffer ( unit indexed acct, unit indexed value bytes32 indexed reason );

reason:
[ ethers. encodeBytes32String ("DepositBalanceOfOTCDeal"),

ethers. encodeBytes32String ("DepositBalanceOfPayInCap"),

ethers. encodeBytes32String ("DepositConsiderationOfSwap"),

ethers. encodeBytes32String ("DepositBalanceOfBidOrder"),

ethers. encodeBytes32String ("DepositBalanceOfRejectedDea"),

ethers. encodeBytes32String ("RefundValueOfBidOrde") ]

3.9.2. Deposits Outflow

Deposits can be withdrawn by the relevant account holder, constituting an outflow of deposits.

	For the year ended 23:59:59 December 31
	2024		2023
	ETH	USD	ETH	USD
Deposits Outflow	0	0	0	0
Pickup Deposits	0	0	0	0
Sub Total of Deposits Outflow	0	0	0	0

Deposit outflows are recorded by the "PickupDeposit" event in the General Keeper.

F-30

General Keeper: 0x68233e877575e8c7e057e83ef0d16ffa7f98984d event PickupDeposit ( address indexed to, unit indexed caller, unit indexed amt );

3.9.3. Custody Inflow

The Custody Value of a Bid Order is the only inflow of custody. When a limit buy order is placed on the "List of Orders" smart contract, an equivalent amount of ETH must be paid along with the call command. The ETH will be stored in the deposit account as custody.

	For the year ended 23:59:59 December 31
	2024		2023
	ETH	USD	ETH	USD
Custody Inflow	0	0	0	0
Custody Value of Bid Order	0	0	0	0
Sub Total of Custody Inflow	0	0	0	0

The Custody Value of a Bid Order is recorded by the "SaveToCoffer" event in the General Keeper, with the reason specified as "CustodyValueOfBidOrder" in Bytes32 format.

General Keeper: 0x68233e877575e8c7e057e83ef0d16ffa7f98984d event SaveToCoffer ( unit indexed acct, unit indexed value, bytes32 reason ); reason: ethers. encodeBytes32String ("CustodyValueOfBidOrder")

F-31

3.9.4. Custody Outflow

There are three scenarios that may cause an outflow of custody: (a) Released to the seller as consideration; (b) Refunded to the buyer as an overpaid balance; or (c) Released to the Company as capital contribution.

	For the year ended 23:59:59 December 31
	2024		2023
	ETH	USD	ETH	USD
Custody Outflow	0	0	0	0
Pay Consideration	0	0	0	0
Refund Balance	0	0	0	0
Close Initial Offer	0	0	0	0
Sub Total of Custody Outflow	0	0	0	0

These three scenarios of custody outflow are recorded by the "ReleaseCustody" event in the General Keeper smart contract, with different reasons in Bytes32 format.

(1)Pay Consideration: the reason for which is recorded as "CloseOfferAgainstBid" in Bytes32 format.

General Keeper: 0x68233e877575e8c7e057e83ef0d16ffa7f98984d event ReleaseCustody ( unit indexed from, unit indexed to, bytes32 reason ); reason: ethers. encodeBytes32String ("CloseOfferAgainstBid")

(2) Refund Balance: the reason for which is recorded as "RefundValueOfBidOrder" in Bytes32 format.

F-32

General Keeper: 0x68233e877575e8c7e057e83ef0d16ffa7f98984d event ReleaseCustody ( unit indexed from, unit indexed to, bytes32 reason ); reason: ethers. encodeBytes32String ("RefundValueOfBidOrder")

(3) Close Initial Offer: the reason for which is recorded as "CloseInitOfferAgainstBid" in Bytes32 format.

General Keeper: 0x68233e877575e8c7e057e83ef0d16ffa7f98984d event ReleaseCustody ( unit indexed from, unit indexed to, bytes32 reason ); reason: ethers. encodeBytes32String ("CloseInitOfferAgainstBid")

4. Income Taxes

As a pass-through entity, The Company has evaluated its tax positions in accordance with ASC 740-10 (Accounting for Uncertainty in Income Taxes) and has determined that it has no uncertain tax positions requiring disclosure. The Company's tax returns remain subject to examination by the Internal Revenue Service (IRS) and other tax authorities for the statutory period of limitations applicable to each jurisdiction.

No provision for income taxes is reflected in the accompanying financial statements, and the Statement of Income does not include income tax expense or benefit.

5. Digital Assets

5.1. CBP and ETH

F-33

CBP is an ERC-20 token created by the Company to measure and collect royalties. When CBP is held by the Company, it is considered a special voucher with no intrinsic value. ETH is adopted by the Company to act as a paying instrument and value carrier. In other words, the Company takes ETH as a special "general equivalence" to exchange value with other entities or Members.

The Company uses CBP to measure and collect royalties and receives ETH as consideration for selling CBP. For Sales, General, and Administrative ("SG&A") expenses or template purchase consideration, the Company may pay either CBP or ETH as consideration to the counterparty. Moreover, the Company also accepts ETH as capital contributions from Members or as transfer consideration to be settled against listing offers or contractual share transfer deals.

Chainlink Data Feeds were introduced in ComBoox so that the exchange rate of ETH/USD can be retrieved in real-time. As for the exchange rate between CBP and ETH, the Company uses the refuel rate in Fuel Tank (i.e. the ExRate), as this rate serves as the anchor price for supplying CBP to the market.

The Company supplies CBP through the Fuel Tank. Therefore, the Fuel Tank regularly holds an inventory of CBP and ETH. These inventories are recorded as the Company's assets.

5.1.1. CBP Flow of Fuel Tank

CBP can be added to or withdrawn from the Fuel Tank. Together with refuel transactions, these activities form the CBP flows of Fuel Tank.

	For the year ended 23:59:59 December 31
	2024		2023
	CBP	USD	CBP	USD
CBP Flow of Fuel Tank	0	0	0	0
Add CBP	176	0	0	0
- Withdraw CBP	88	0	0	0
- Refuel CBP	0	0	0	0
Sub Total of Custody Outflow	88	0	0	0

Adding CBP is recorded by the "Transfer" event in the Registration Center, with the following conditions: (a) The sender is the General Keeper; and (b) The recipient is the Fuel Tank.

F-34

Registration Center: 0x18F7AE56d1e04B95A2C50AFd528aC3FCb6F23f91

event Transfer ( address indexed from, address indexed to, uint256 indexed value );

General Keeper: 0x68233e877575e8c7e057e83ef0d16ffa7f98984d

Fuel Tank: 0x1ACCB0C9A87714c99Bed5Ed93e96Dc0E67cC92c0

Withdrawing CBP is recorded by the "WithdrawFuel" event in the Fuel Tank.

Fuel Tank: 0x1ACCB0C9A87714c99Bed5Ed93e96Dc0E67cC92c0 event WithdrawFuel ( address indexed owner, unit indexed amt );

Refueling CBP is recorded by the "Refuel" event in the Fuel Tank.

Fuel Tank: 0x1ACCB0C9A87714c99Bed5Ed93e96Dc0E67cC92c0 event Refuel ( address indexed buyer, unit indexed amtOfEth unit indexed amtOfCbp );

5.1.2. ETH Flow of Fuel Tank

The ETH flows of the Fuel Tank include: (a) Collecting ETH as consideration for CBP sales; and (b) Withdrawing ETH from Fuel Tank to General Keeper.

During the Reporting Period, no ETH inflows or outflows occurred.

F-35

	For the year ended 23:59:59
	2024		2023
	ETH	USD	ETH	USD
ETH Flow of Fuel Tank	0	0	0	0
Refuel ETH	0	0	0	0
- Withdraw ETH	0	0	0	0
Sub Total of ETH Flow of Fuel Tank	0	0	0	0

Refueling ETH is recorded by the "Refuel" event in the Fuel Tank smart contract.

Fuel Tank: 0x1ACCB0C9A87714c99Bed5Ed93e96Dc0E67cC92c0 event Refuel ( address indexed buyer , uint indexed amtOfEth , uint indexed amtOfCbp );

Withdrawing ETH back to the General Keeper is recorded by the "WithdrawIncome" event in the Fuel Tank.

Fuel Tank: 0x1ACCB0C9A87714c99Bed5Ed93e96Dc0E67cC92c0 event WithdrawIncome ( address indexed owner , uint indexed amt );

5.2. Gain and Loss on Digital Assets

The Company records the USD value of ETH/CBP transactions based on the ETH price at the earliest and latest timestamps of the transactions. The Gain or Loss of Digital Assets is calculated using the ETH price at the Report Time. However, any Gain or Loss of Digital Assets resulting from Paid-In Capital transactions will not be included in operational costs or expenses; instead, they will be recognized solely in Owners' Equity.

F-36

	For the year ended 23:59:59 December 31
	2024	2023
	USD	USD
Gain (Loss) on Digital Assets	0	0
ETH Other Income - G/L	0	0
- ETH GMM Payment - G/L	0	0
CBP Royalty Revenue - G/L	27.51	0
- CBP New User Awards - G/L	(89.50)	0
- CBP Startup Cost - G/L	(15,910.34)	0
- CBP GMM Payment - G/L	0	0
Total Gain (Loss) on Digital Assets	(5,972.33)	0

6. Related Party Transactions

The Company has engaged in the following related party transactions with the Founding Member, in accordance with ASC 850 - Related Party Disclosures:

6.1. IPR Contribution by the Founding Member

As part of the initial capital contribution, the Founding Member transferred certain Intellectual Property Rights (IPR) to the Company and the Company has deferred recognition and amortization of the IPR. For further details, refer to Section 3.5.1.

6.2. Issuance of CBP Tokens to the Founding Member

To facilitate the configuration and setup of the Platform, the Company minted CBP tokens to the Founding Member. For further details, refer to Section 3.6.2 and 5.1.1.

6.3. Marketing Promotions and New User Awards

As part of a marketing strategy, the Company automatically mints CBP tokens for new users of the ComBoox platform as a "New User Award". Upon signing up with the Registration Center, users receive a predefined amount of CBP. For further details, refer to Section 3.6.1.

F-37

7. Commitments and Contingencies

In accordance with ASC 450-20 - Loss Contingencies, the Company has evaluated its legal, contractual, and regulatory obligations and determined that:

(1) As of the reporting time, the Company has no known commitments requiring future financial obligations;

(2) There are no pending or threatened legal proceedings, regulatory investigations, or other contingencies that would require disclosure or accrual under ASC 450-20; and

(3) The Company has not entered into any contractual agreements that create material contingent liabilities.

The Company will continue to monitor and assess any potential commitments or contingencies and will disclose any material changes in subsequent reporting periods as required by US GAAP and PCAOB standards.

8.Management's Discussion and Analysis (MD&A)

8.1. Business Overview

The Company operates within the emerging Web3 and blockchain industry, leveraging smart contracts and decentralized finance (DeFi) models to facilitate legal rights execution, governance, and value transfer. The core business model is built on ComBoox, a system integrating smart contract Templates, an automated Registration Center, and a digital accounting framework. The Company's main revenue source is royalty payments in CBP, an on-chain utility token, which is recognized when recorded in the Company's Registration Center and offset against deferred revenue.

8.2. Industry Trends and Business Outlook

The Web3 ecosystem continues to expand into traditional industries, creating new business models for corporate governance, financial record-keeping, and decentralized organization structures. The Company is strategically positioned in this space through its decentralized legal execution framework, which may gain widespread adoption due to:

(1) Unstoppable Web3 Growth: The increasing adoption of blockchain by enterprises will drive demand for decentralized governance and automated compliance tools, aligning with the Company's core products, which address critical needs for transparency and security in corporate governance.

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(2) Recognition of the ComBoox Model: The Turing Machine-inspired design of ComBoox leveraging Registers for state recording, Shareholder Agreements (or Code of Conduct) for state transitions, and Book Keepers for legal automation has the potential to be recognized by enterprises and regulatory bodies as an innovative compliance and governance solution.

(3) DAO and Digital Corporate Governance: The automation of corporate structures and digital securities represents a critical Web3 breakthrough. The Company's framework for handling equity registration, governance acts, and corporate transactions via smart contracts is likely to gain traction.

8.3. Risks and Uncertainties

8.3.1. Liquidity Risks

The Company operates entirely on-chain, eliminating the need for traditional bank accounts or cash reserves. Current version of the Template Smart Contracts fully supports the anticipated functions required for companies to manage equity shares and corporate governance records, which ensures that the Company can continue to operate and develop its business independently.

8.3.2. Legal and Regulatory Uncertainty

Regulatory clarity on blockchain-based corporate governance is evolving. The Company must continuously adapt to jurisdictional differences and update its smart contract architecture accordingly. The Wyoming DAO LLC framework provides an initial regulatory foundation, but further legal challenges and adjustments may arise as Web3 laws mature.

8.3.3. Accounting, Tax, and Compliance Risks

The pass-through entity structure (per ASC 740) shifts tax obligations to individual members, which requires clear disclosure and tracking of distributable earnings. The valuation of contributed IPR (per ASC 850) is deferred due to the lack of comparable market data. This presents a unique challenge for financial reporting and potential investor scrutiny. The fair value measurement of ETH and CBP (per ASC 820) introduces complexity, particularly in determining unrealized gains and losses due to digital market volatility.

F-39

8.3.4. Intellectual Property Risks

Open-source smart contract development enables transparency but also exposes the Company's IP to unauthorized use and imitation. Although ComBoox's legal compliance focus provides a deterrent against pirated versions, the Company will need to continuously innovate to maintain its competitive edge.

8.3.5. Operational and Market Risks

Token price volatility affects financial performance, requiring robust risk management to stabilize revenue and expense recognition. The adoption curve for blockchain-based legal solutions is uncertain, requiring strategic partnerships and continuous market education efforts.

8.3.6. Dependence on Future CBP Sales

The Company's business strategy is heavily reliant on the adoption of its CBP platform to generate revenue. Key drivers for revenue growth include:

(1) SEC Recognition and Offering Proceeds: The Company expects that, following recognition by the SEC, the net proceeds from the offering will be sufficient to cover operating expenses, including compliance and administrative functions.

(2) Platform Adoption and Clients Expansion: Revenue growth is contingent on increased adoption of the CBP platform and the expansion of the Company's client base, particularly among corporations seeking to automate share transactions and governance activities.

8.3.7. Management's Plans

Given the current market landscape and risk considerations, the Company is committed to:

(1) Enhancing ComBoox's Regulatory Compliance: Adapting the smart contract framework to meet evolving legal requirements across jurisdictions.

(2) Strengthening Financial Reporting Mechanisms: Ensuring GAAP and PCAOB compliance, refining fair value accounting, and maintaining transparent disclosures.

(3) Securing Intellectual Property: Implementing IP protection strategies, such as license-based monetization and proprietary extensions to open-source elements.

(4) Driving Market Adoption: Expanding the user base through DAO partnerships, legal tech collaborations, and blockchain enterprise solutions.

F-40

9. Going Concern

The management has evaluated the Company's ability to continue in the foreseeable future, including the company's business model and future plans, with the following key points:

(1) As a passive interest-holding vehicle, the Company automatically collects royalty revenues from template contracts and does not engage in any other development activities.

(2) Templates are provided to users on an "As Is" basis. The Company is not responsible for upgrades, iterations, or post-sale development. If necessary, the Company may procure templates from third-party authors, subject to approval by the members' meeting.

(3) Pursuant to the Operating Agreement, the Company will use its best efforts to avoid incurring any liabilities. No Members or Managers will be paid any remuneration, and the Company has no employees and has no plans to hire any employees.

(4) In the event of a successful IPO, members may decide to expand operations through the procurement of specialized services (e.g., marketing, blockchain integration). Absent an IPO, the Company's existing business model is able to support normal operations.

Therefore, management concluded that there was no substantial doubt about the entity's ability to continue as a going concern that required disclosure in such financial statements.

10. Subsequent Event

Additionally, subsequent to the reporting period, the Company's management has continued its efforts to file supplemental materials related to its registration statement on Form S-1 with the U.S. Securities and Exchange Commission (SEC).

The Company evaluated subsequent events through the date of this audit report. The Company did not have any subsequent events affecting the amounts reported in the financial statements for the year ended December 31, 2024.

F-41

Unaudited Financial Statements as of March 31, 2025

Balance Sheets
(Unaudited)

	As of 23:59:59
	March 31, 2025	December 31, 2024
Intangible Assets - IPR	$0.00	0.00
Intangible Assets - ETH	16.93	0.00
Total Assets	16.93	0
Deferred Revenue	29,135.18	53,420.55
Total Liabilities	29,135.18	53,420.55
Subscribed Capital	300,000.00	300,000.00
Less: Unpaid Subscription	(292,500.00)	(300,000.00)
Paid In Capital	7,500.00	0.00
ETH Gain/Loss In Equity	(1,095.00)	0.00
Retained Earnings	(35,523.24)	(53,420.55)
Total Equity	(29,118.24)	(53,420.55)
Total Liabilities and Equity	$16.93	0

The accompanying notes are an integral part of the financial statements.

F-42

Statements of Operations
(Unaudited)

	For the quarter ended 23:59:59
	March 31, 2025	December 31, 2024
Royalty Income	$170.78	54.93
Gross profit	170.78	54.93
Selling, General, and Administrative	(7,589.33)	0.00
Gain and Loss on Digital Assets	1,169.87	4.02
Total Operating Expenses	(6,419.46)	4.02
Income Before Taxes	(6,248.69)	58.95
Income Tax Expense	0.00	0.00
Net Income(Loss)	$(6,248.69)	58.95

The accompanying notes are an integral part of the financial statements.

F-43

Statements of Changes in Member’s Equity
(Unaudited)

	Class A Paid-In Capital	Class B Paid-In Capital	Additional Paid-In Capital	ETH Gain/Loss In Equity	Retained Earnings	Total Equity
Balance at October 1,2024	$0	0	0	0	(41,799.88)	(41,799.88)
Net Income	-	-	-	-	58.95	58.95
ETH Gain/Loss Adjustment	-	-	-	-	(11,679.62)	(11,679.62)
Balance at December 31, 2024	$0	0	0	0	(53,420.55)	(53,420.55)
Net Income	-	-	-	-	(6,248.69)	(6,248.69)
ETH Gain/Loss Adjustment	-	-	-	-	24,146.00	24,146.00
Paid In Capital Contribution	0	7,500.00	0	(1,095.00)	0	6,405.00
Balance at March 31, 2025	$0	7,500.00	0	(1,095.00)	(35,523.24)	(29,118.24)

The accompanying notes are an integral part of the financial statements.

F-44

Statements of Crypto Asset Flows
(Unaudited)

	For the quarter ended 23:59:59
	March 31, 2025	December 31, 2024
Deferred Revenue From CBP Sales	$0.18	0.00
Other Income	0.00	0.00
Sales, General & Administrative	6,388.24	0.00
Net Inflow from Operating Activities	(6,388.06)	0.00
Purchase of IPR	0.00	0.00
Net Outflow for Investing Activities	0.00	0.00
Proceeds From Share Issuance	6,405.00	0.00
Distribution	0.00	0.00
Net Inflow from Financing Activities	6,405.00	0.00
Net Inflow	$16.93	0.00

The Company operates exclusively with digital assets and does not maintain traditional cash or bank accounts. All transactions including those related to the minting, exchange, and transfer of assets are conducted entirely using on-chain digital assets. Accordingly, the above Statements of Crypto Asset Flows have been prepared to reflect the inflows and outflows of economic interests in the form of ETH and USDC.

The accompanying notes are an integral part of the financial statements.

F-45

Notes to the Quarterly Financial Statements

As of March 31, 2025

1. Description of Business

Comboox DAO LLC (the "Company") is a Wyoming limited liability company that has elected to be a decentralized autonomous organization pursuant to the Wyoming Limited Liability Company Act and the Wyoming Decentralized Autonomous Organization Supplement. The Company was formed on November 8, 2023.

ComBoox ("ComBoox" or the "Platform") is a corporate book-entry platform consisting of a core smart contract called the "Registration Centre" and a set of template smart contracts (the "Templates") deployed on the public blockchain network, Arbitrum One. It is designed to automatically record share transactions and corporate governance activities of companies, enabling stakeholders to exercise their legal rights in a self-service manner.

The Company is engaged in the business of acquiring and holding the beneficiary rights to Templates within Arbitrum One (the "IPR") and collecting royalties generated therefrom. Additionally, the Company is entitled to collect up to a 20% commission on each royalty payment collected by future authors on ComBoox. The Company is categorized as a passive income entity that holds IPR of Templates and collects relevant royalties and commissions derived therefrom.

Under the automatic control of predefined smart contracts, companies registered on ComBoox can have their share transactions and corporate governance activities fully managed, monitored, and recorded by smart contracts. No agents or intermediaries are required; rights holders can directly exercise their rights, obligors have no opportunity to default, and a full range of information can be disclosed in real-time along with the relevant legal acts.

The Company has the following special characteristics regarding the accounting records and policies:

(1) No Cash or Off-Chain Assets: As the first company registered on ComBoox and a true DAO, the Company will not open traditional bank accounts or hold off-chain assets. This ensures that all economic interests are directly controlled and disposed of by the Company in accordance with the voting decisions of its Members.

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(2) ETH and USDC as General Equivalence: The Company adopts ETH and USDC as its primary payment instrument and value carrier. In other words, the Company treats ETH and USDC as a special "general equivalent" for exchanging value with other entities or Members. Therefore, the Company has prepared an Cryptos Flow Statement to describe the inflow and outflow of economic interests to and from itself.

(3) Utility Token: CBP, or "ComBoox Points," is an ERC-20 token created by the Company to measure and collectroyalties. Whenever a user exercises their legal rights on ComBoox (i.e., calls a specific API of smart contracts cloned from the Templates), a royalty is automatically charged from the user and paid to the IPR holder of the relevant Templates. The Company has no obligation to redeem any CBP that has been minted or transferred.

(4) Deferred Revenue: The Company sells CBP to users in exchange for ETH via a smart contract called "fuel tank" (the "Fuel Tank") at a predetermined exchange rate set by the Company (the "ExRate"), which is currently 1:1 (ETH/CBP). As a promotional measure, a certain amount of CBP is minted and granted to newly registered users as "prepaid vouchers." All CBP minted or transferred to other entities is booked as "deferred revenue" of the Company and is subsequently written off against the royalty income collected.

(5) Deferred Recognition Value of IPR: Due to the following factors: (i) there are no similar decentralized applications (DApps) available on the market; (ii) ComBoox was solely developed by the sole founding member (the "Founding Member"); and (iii) it has not yet generated material revenue, it is difficult to recognize the value of IPR when the Founding Member contributes it in exchange for the initial capital. Therefore, the value of the IPR will be recognized and amortized only after the Company has legally and publicly issued its equity shares and CBP and has generated material revenue for more than one year.

(6) Unpaid Subscription of Initial Capital: Corresponding to the deferred recognition of IPR, when the Initial Capital is issued to the Founding Member, it will be recorded as $300,000.00 in Cr. Subscribed Initial Capital and Dr. Unpaid Subscription of Initial Capital. The latter will also be used to record and track the payable amount of the Initial Capital under the general account of "Owner's Equity."

(7) Smart Contract Events: All economic interests flowing into or out of the Company are automatically recorded in the relevant smart contracts as "events," which are publicly, immutably, and permanently stored on the blockchain. These events can be accessed by client applications globally and in real time. The Company has developed specialized modules in the ComBoox web application to facilitate users in retrieving these events and converting them into human-readable financial reports. Additionally, other client applications can freely access these records.

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(8) Real Time Reports: Stakeholders can access the above financial reports and accounting records by visiting the ComBoox website (https://comboox.vercel.app/app ). The accounting records are updated at the same frequency as the blockchain itself, currently every second. This means that the balance sheet date and the financial reporting period can be set to the smallest possible time unit of one second.

(9) ETH Price: The exchange rate between ETH and USD is provided on-chain by the Chainlink Price Feed service and off-chain by CoinGecko, both of which are updated automatically in seconds. This ensures that all on-chain transactions are executed at accurate ETH prices and that off-chain accounting records can be properly maintained in USD. To calculate the value of CBP transactions, the ExRate is used to first convert CBP into ETH and then into USD. Any currency exchange gains or losses are calculated based on the USD value difference between the ETH price at the transaction time and the ETH price at the reporting time.

(10) USDC Price: The price of USDC is considered to be consistently equal to $1.00 per unit.

This report, along with the accounting records of the Company, is prepared based on the principles outlined above.

2. Summary of Significant Accounting Policies

2.1. Estimates and Assumptions

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates based on assumptions about current economic and market conditions, as well as, for some estimates, future conditions. These estimates affect the reported amounts and related disclosures in the financial statements. The Company bases its estimates and judgments on historical experience and various other assumptions and information that it believes to be reasonable under the circumstances.

Although the Company's estimates consider current and expected future conditions, actual conditions could differ from expectations, which could materially affect the Company's results of operations, financial position, and cash flows.

Estimates are used for, but are not limited to, determining the valuation of intangible assets and the useful lives applied in amortization.

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2.2. Revenue Recognition

The Company's revenue primarily consists of royalties from IPR licensing and commissions derived therefrom. It uses a utility token called "ComBoox Points" ("CBP") to measure and collect royalties. Users of ComBoox can establish a comprehensive bookkeeping system for their company on the platform using smart contracts cloned from Templates. Thereafter, stakeholders may conduct various legal acts related to equity rights and corporate governance on the blockchain in a self-service mode.

Whenever a user executes legal rights on ComBoox by calling specific APIs of smart contracts created by cloning the Templates, a sum of CBP is automatically deducted from the user's balance and transferred to the beneficial rights holder of the relevant Templates. The payment is collected in CBP at the price predefined by the author of the relevant Templates. Revenue is recognized when the royalty payments made by a user executing their legal rights are recorded under the Company's address in the Registration Center (i.e., the record-keeping smart contract of CBP). Simultaneously, an equivalent value of the royalties is written off from Deferred Revenue accordingly.

2.2.1. Revenue Recognition Policy

The Company recognizes revenue in accordance with ASC 606, "Revenue from Contracts with Customers", which follows a five-step model:

(1) Identify the contract with a customer: The Company's customers enter into a contract upon utilizing its smart contract system, which requires the transfer of CBP as royalty payments. These transactions are executed automatically via the ComBoox Platform and the blockchain infrastructure.

(2) Identify the performance obligations in the contract: The Company's performance obligation is to provide access to its intellectual property ("IP") and smart contract services. When a customer executes their legal rights via smart contract APIs, the corresponding royalty fees (CBP) are transferred as compensation for the license granted.

(3) Determine the transaction price: The transaction price is determined based on the quantity of CBP transferred, multiplied by the predefined CBP/ETH exchange rate of 1:1 set by the Company. The equivalent ETH amount is then converted to USD using the latest available CoinGecko ETH/USD exchange rate, which represents the fair value of the transaction.

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(4) Allocate the transaction price to the performance obligations: The entire transaction price is allocated to the licensing of the Company's intellectual property and smart contract services, as this constitutes the sole deliverable in the transaction.

(5) Recognize revenue when (or as) the performance obligation is satisfied: The performance obligation is satisfied when CBP is transferred from the user to the Company's address in the Registration Center. Revenue is recognized at that point, as the Company has provided the customer with access to its smart contract system.Simultaneously, an equivalent amount is written off from Deferred Revenue, ensuring proper revenue recognition.

2.2.2. Disaggregation of Revenue

The Company's revenue is derived from royalty revenue, which is recognized at the point in time when the CBP is transferred to the Company address and recorded on the blockchain. Since the smart contract executes transactions automatically, revenue recognition occurs in real-time upon each transfer event.

	For the quarter ended 23:59:59
March 31, 2025
	CBP	USD
Revenue by Timing of Revenue Recognition	0.0765	107.78
Revenue at a Point in Time	0.0765	107.78
Revenue Over Time	0	0

2.2.3. Breakdown of Revenue Sources

The Company's revenue consists of two primary sources:

(1) Royalty Revenue: Payments collected from users executing their legal rights through smart contracts, transferred to the Company's address in CBP and converted to USD.

(2) Commission Revenue: A 20% commission on royalty payments collected by future authors of Templates on ComBoox.

Revenue is recognized at the point in time when the CBP is transferred to the Company address and recorded on the blockchain. Since the smart contract executes transactions automatically, revenue recognition occurs in real-time upon each transfer event.

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2.2.4. Revenue Calculation Process

The revenue calculation process is automated and follows these steps:

(1) Retrieve CBP transfer data from the "Transfer" event in the Registration Center.

(2) Convert CBP to ETH using the predefined 1:1 ExRate.

(3) Convert ETH to USD using the latest available CoinGecko ETH/USD price, which represents a volume-weighted average price across multiple digital assets exchanges.

(4) Recognize revenue and write off the corresponding amount from Deferred Revenue.

This methodology ensures accurate, consistent, and real-time revenue recognition in compliance with ASC 606. The Company continuously monitors and updates its pricing methodology to reflect fair market values for accurate financial reporting.

2.3. Deferred Revenue

Deferred Revenue is the only type of liability of the Company, representing the value of CBP held by entities other than the Company. In other words, it quantifies the rights to use the smart contracts cloned from the Templates.

The Company may mint or transfer CBP as a utility token to external entities through the following methods:

(1) Transfer CBP to buyers automatically through the Fuel Tank at the exchange rate predefined by the Company when they call the "refuel" function of the Fuel Tank and pay an equivalent amount in ETH.

(2) Automatically mint CBP to new users as "New User Awards" in an amount predefined or adjusted from time to time by the Company when they sign up with the Registration Center.

(3) Transfer a specified amount of CBP to a designated address pursuant to a relevant Simple Majority Resolution of the General Meeting of Members.

(4) Mint CBP to the Founding Member to enable him to set up and configure the book-entry system for the Platform and the Company.

Deferred Revenue is recognized when CBP is minted or transferred and recorded under the recipient's address in the Registration Center. When CBP is held by the Company, it is considered a special voucher with no intrinsic value. However, the Company will still calculate and publicly disclose the balance of CBP held by the Company as well as its total supply amount on ComBoox.

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Whenever a user exercises legal rights on ComBoox by calling specific APIs of smart contracts created by cloning the Templates, a sum of CBP is automatically deducted from the user's balance and transferred to the Company, which is the beneficial rights holder of all currently available Templates. Revenue is recognized when the royalty payments made by a user executing legal rights are recorded under the Company's address in the Registration Center (i.e., the record-keeping smart contract of CBP). Simultaneously, an equivalent amount of royalties is written off from Deferred Revenue accordingly.

2.4. Fair value measurements

The Company measures and reports certain financial and digital assets at fair value in accordance with ASC 820 and ASU 2023-04 - Fair Value Measurements and Disclosures. Fair value is determined based on market participant assumptions and categorized into the following levels within the fair value hierarchy:

(1) Level 1: Inputs are quoted prices in active markets for identical assets, such as the publicly available market price of ETH on digital asset exchanges. The Company uses the ETH/USD exchange rate provided by Chainlink Price Feeds (on-chain) and CoinGecko (off-chain) to determine the fair value of ETH.

(2) Level 2: Inputs are observable market data other than quoted prices included in Level 1. The Company does not currently utilize Level 2 inputs for valuation purposes.

(3) Level 3: Inputs are unobservable data for the asset or liability, typically used for complex or illiquid valuations. The Company does not use Level 3 inputs for digital asset valuation.

2.4.1. Valuation Methodology

The fair value of ETH is determined based on the latest available price from Chainlink Price Feeds (for smart contract-based transactions) and CoinGecko (for off-chain reporting). ETH is primarily used by the Company as a payment instrument and value carrier, and its fair value is recorded in USD at the reporting date based on the ETH/USD exchange rate at that time.

The fair value of CBP is determined using the ExRate of CBP to ETH, as predefined by the Company in the Fuel Tank, and then converted to USD using the ETH/USD price from CoinGecko at the transaction date. CBP is not actively traded on an open market; therefore, it does not fall under Level 1 valuation and is instead measured based on the Company's predefined ExRate, which serves as an observable input.

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2.4.2. Unrealized Gains and Losses

Unrealized gains and losses on digital assets arise from fluctuations in ETH/USD exchange rates. The Company calculates the Gain and Loss on Digital Assets based on the difference between the ETH price at the reporting date and the ETH price at the transaction date. Any appreciation in CBP held by third parties is measured using the same methodology, with valuation based on the ETH/USD price at the reporting date.

However, any gains or losses resulting from Additional Paid-In Capital transactions are excluded from operational costs or expenses and are instead recognized directly in Owners' Equity.

The Company ensures that all transactions are accounted for at the correct and accurate fair value by using real-time on-chain price feeds for ETH and structured off-chain data from reputable sources such as CoinGecko.

2.5. Income tax treatment

The Company is organized as a Wyoming Limited Liability Company (LLC) and has elected to be treated as a pass-through entity for U.S. federal income tax purposes under Section 701 of the Internal Revenue Code. As a result, the Company is not subject to federal income tax; instead, taxable income, deductions, credits, and other tax attributes are passed through to its Members, who report them on their individual tax returns.

Wyoming state law does not impose state income tax on LLCs or individuals. Therefore, no state income tax liability arises at the Company level. Members are solely responsible for reporting and paying any applicable federal or other jurisdictional income taxes based on their share of the Company's income.

Under ASC 740 - Income Taxes, the Company does not recognize a Deferred Tax Asset (DTA) because it does not directly incur income tax liabilities. Any potential tax benefits or obligations associated with net operating losses or tax credits are allocated to the individual Members rather than retained by the Company.

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2.6. Expense classification

The Company's primary current expenses are SG&A, which specifically include New User Awards, Startup Costs, and General Meeting Approved Payments.

2.6.1. New User Awards

As a marketing promotion, the Company automatically mints CBP for new users of the ComBoox platform as a "New User Award". When they sign up with the Registration Centre, a predefined amount of CBP is automatically minted to the user's address. Such transactions are recorded as "Deferred Revenue" on the credit side and as "SG&A" on the debit side.

2.6.2. Startup Cost

To facilitate the Founding Member in setting up and configuring the Platform, the Company minted a sum of CBP to the Founding Member. Such transactions are recorded as "Deferred Revenue" on the credit side and as "SG&A" on the debit side.

2.6.3. General Meeting Approved Payment

The Company may pay ETH or CBP to other parties with the approval of the General Meeting of Members. Such transactions will be recorded as "ETH" or "Deferred Revenue" on the credit side and as "SG&A" on the debit side.

3. Details of Significant Balance Sheet and Income Statement Items

3.1. Cash and Cash Equivalents

As per the Operating Agreement, the Company is not permitted to open traditional bank accounts or hold any off-chain assets. The Company intends to use ETH as a payment instrument and value carrier to pay for services or the IPR of Templates, or to distribute as profits or assets to Members. Therefore, cash and cash equivalents as of the Report Time were $0.

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3.2. Receivables

The Company has no trade receivables or any other types of receivables. The Company does not extend credit to customers and operates on a prepayment basis for all services rendered. Therefore, receivables as of the Report Time were $ 0.

3.3. Revenue

3.3.1. Royalty Revenue

Revenue is recognized when the royalties collected in CBP are booked under the address of the Company in the Registration Center (i.e., the record-keeping smart contract of CBP). Such transactions will be recorded as "Royalty Revenue" on the credit side and as "Deferred Revenue" on the debit side.

The Royalty Revenue is recognized entirely at a point in time, with no revenue recognized over time.

	For the quarter ended 23:59:59
	March 31, 2025		December 31, 2024
	CBP	USD	CBP	USD
Royalty Revenue	0.0765	170.78	0.0177	54.93

Royalty Revenue is recorded by the Transfer event in the Registration Center with the following filter conditions.

(a) CBP is transferred to the address of the Company (i.e., the address of the General Keeper, representing the legal entity of the Company); and

(b) The sender's address is not the "zero" address (otherwise, it would be a mint transaction).

Registration Center: 0x18F7AE56d1e04B95A2C50AFd528aC3FCb6F23f91

event Transfer(address indexed from, address indexed to, uint256 indexed value);

General Keeper: 0x68233e877575e8c7e057e83ef0d16ffa7f98984d

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3.3.2. CBP Sales Income

To supply CBP to the users of the ComBoox Platform, the Company will sell CBP in exchange for ETH via the Fuel Tank. Buyers may call the "refuel" function of the Fuel Tank and pay their consideration in ETH. The Fuel Tank will then automatically transfer CBP to the buyers at a predefined ExRate. This will be the Company's primary source of ETH inflow.

Such transactions will be recorded with "ETH" on the debit side and "Deferred Revenue" on the credit side. During the Report Period, no CBP was sold via the Fuel Tank.

The Sales Income will be also recognized entirely at a point in time.

	For the quarter ended 23:59:59
	March 31, 2025		December 31, 2024
	ETH	USD	ETH	USD
CBP Sales Income - ETH	0.0001	0.18	0	0

CBP Sales Income is recorded through the "Refuel" event in the smart contract of the Fuel Tank. The address of the Fuel Tank and the interface of the Refuel event are as follows:

Address of Fuel Tank: [
    0xCf7E78D11d579f9E1a5704fAB8769844cD8C8e6b,
    0x1ACCB0C9A87714c99Bed5Ed93e96Dc0E67cC92c0,
    0xFE8b7e87bb5431793d2a98D3b8ae796796403fA7
];

event Refuel (address indexed buyer, uint indexed amtOfEth, uint indexed amtOfCbp);

3.3.3. Other Income

Other Income is recognized when ETH is received without calling a specific function of the General Keeper. Such transactions will be recorded as "Other Income" on the credit side and as "ETH" on the debit side. The Income will be also recognized entirely at a point in time.

	For the quarter ended 23:59:59
	March 31, 2025		December 31, 2024
	ETH	USD	ETH	USD
Other Income	0	0	0	0

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Other Income is recorded by the "ReceivedCash" event in the General Keeper, with the condition that the ETH is not paid from the Fuel Tank (otherwise, it will be recorded as CBP Sales Income).

General Keeper: 0x68233e877575e8c7e057e83ef0d16ffa7f98984d event ReceivedCash( address indexed from, unit indexed amt);

3.4. Deferred Revenue

At the Report Time, the Company's Deferred Revenue is 15.9714 CBP or 29,135.18 USD. To convert the value of CBP into USD, the Company adopts the ExRate of 1:1 ETH/CBP and applies the ETH price at the Report Time.

	As of 23:59:59
	March 31, 2025		December 31, 2024
	CBP	USD	CBP	USD
Deferred Revenue	15.9714	29,135.18	16.0478	53,420.55
CBP Total Supply	104.0900	189,881.73	104.0900	346,416.99
- CBP of General Keeper	0.1187	216.50	0.0422	58.95
- CBP of Fuel Tank	87.9999	160,530.05	88.0000	292,937.49
Total Deferred Revenue	15.9714	29,135.18	16.0478	53,420.55

As an ERC-20 token, CBP's total supply and the balance of a specific holder can be retrieved by calling the "totalSupply" and "balanceOf" functions of its registration smart contract, i.e., the Registration Center.

(1) CBP Total Supply: can be retrieved by calling the "totalSupply" function of the Registration Center with a filter condition for the block number whose timestamp is the latest but still precedes the Report Time.

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Registration Center: 0x18F7AE56d1e04B95A2C50AFd528aC3FCb6F23f91 function totalSupply() external view returns( uint256) blockNumber: 321623266n

(2) CBP held by the General Keeper: can be retrieved by calling the "balanceOf" function of the Registration Center with the following filter conditions: (a) the target account must be the address of the General Keeper, and (b) the checkpoint must be at block number 321623266n, i.e., the block number whose timestamp is the latest but still precedes the Report Time.

Registration Center: 0x18F7AE56d1e04B95A2C50AFd528aC3FCb6F23f91

function balanceOf ( address account ) external view returns ( uint256 );

General Keeper: 0x68233e877575e8c7e057e83ef0d16ffa7f98984d

blockNumber: 321623266n

(3) CBP held by the Fuel Tank: can be retrieved by calling the "balanceOf" function of the Registration Center with the following filter conditions: (a) the target account must be the address of the Fuel Tank, and (b) the checkpoint must be at block numbered 321623266n, i.e. the block number whose timestamp is the latest but still precedes the Report Time.

Registration Center: 0x18F7AE56d1e04B95A2C50AFd528aC3FCb6F23f91

function balanceOf ( address account ) external view returns ( uint256 );

Fuel Tank: [
    0xCf7E78D11d579f9E1a5704fAB8769844cD8C8e6b,
    0x1ACCB0C9A87714c99Bed5Ed93e96Dc0E67cC92c0,
    0xFE8b7e87bb5431793d2a98D3b8ae796796403fA7
]

blockNumber: 321623266n

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3.5. Intangible Assets

3.5.1 IPR of ComBoox

In exchange for the initial capital, the Founding Member invested the following IPR into the Company as a capital contribution:

(1)The partial beneficiary right to the Templates to collect royalties within the territory of Arbitrum One;

(2) The owner's right to the Platform to collect commissions;

(3) The owner's right to the Registration Center for minting CBP.

The Company may mint and transfer a certain amount of CBP to the Fuel Tank as per prior approvals of an Ordinary Resolution, through which the Company may sell CBP to the market and receive sales income in ETH. The Company has no obligation to redeem any CBP.

Under US GAAP, when the Founding Member contributed the above IPR to the Company, it was difficult to recognize the value concerned for the following reasons:

(1) There are no similar software or business models available in the market, making it impossible to identify comparable fair value measurement targets;

(2) ComBoox has not generated material revenue, so there is no reasonable basis for valuation under the revenue method;

(3) ComBoox was developed solely by the Founding Member, meaning that there are no arm's-length transactions or third-party payment records to support the development costs;

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(4) The cost method alone is unlikely to be accepted as a sound basis for valuing the IPR.

For the above reasons, the value of the IPR will be deferred for recognition and amortization until the Company has legally publicly issued its equity shares and CBP, and received material revenue for more than one year. At the Report Time, the recognized value of IPR is zero.

	As of 23:59:59
	March 31, 2025	December 31, 2024
	USD	USD
Beginning Value of IPR	0	0
- Amortization	0	0
Net Value of IPR	0	0

3.5.2. ETH of the Company

In exchange for the initial capital, the Founding Member invested the following IPR into the Company as a capital contribution:

ETH is adopted by the Company to act as a paying instrument and value carrier. In other words, the Company takes ETH as a special "general equivalence" to exchange value with other entities or Members.

The Company's ETH mainly comes from its CBP sales income via Fuel Tank, which will be booked as "Deferred Revenue" on the credit side and as "Intangible Assets - ETH" on the debit side.

The Company may hold ETH through two smart contracts: (a) General Keeper, representing the legal entity of the Company; or (b) Fuel Tank, the special vehicle to supply CBP to users of ComBoox. Therefore, the total ETH of the Company shall be the sum of the ETH held by the said two smart contracts.

The exchange rate between ETH and USD is provided on-chain by the ChainLink Price Feed service and off-chain by CoinGecko, both of which are automatically updated in seconds. In this way, the Company can ensure that all on-chain transactions are closed at the correct and accurate ETH price, and that off-chain accounting records can be prepared in USD. A gain or loss of digital assets is calculated based on the USD value difference derived from the ETH price at the reporting time and the ETH price at the transaction time.

To convert ETH into USD and calculate the Gain and Loss of Digital Assets, the Company adopted the most recent ETH price at the Report Time, provided by CoinGecko, which is 1,825.2443 USD/ETH (the "ETH Price of Report Time").

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	As of 23:59:59
	March 31, 2025		December 31, 2024
	ETH	USD	ETH	USD
ETH of Company	0.009283	16.9440	0	0
ETH in General Keeper	0.009269	16.9180	0	0
Less: ETH as Deposits	0.000086	0.1565	0	0
ETH in Fuel Tank	0.000100	0.1825	0	0
Total ETH of Company	0.009283	16.9440	0	0

The ETH of the Company can be retrieved by querying the Registration Center for the ETH balance of a specific address at a particular block or by calling the relevant smart contracts with the respective parameters.

(1)ETH in General Keeper: can be retrieved by querying the ETH balance of the General Keeper address at the block number with a timestamp that is earlier, but closest to, the Report Time.

import { usePublicClient } from "wagmi" ;

const client = usePublicClient ();

const balaOfGK = await client . getBalance ({

address: 0x68233e877575e8c7e057e83ef0d16ffa7f98984d ,

blockNumber: 321623266n ,

});

(2)ETH as Deposits: can be retrieved by calling the "totalDeposits" function of the General Keeper with the block number whose timestamp is earlier, but closest to, the Report Time.

General Keeper: 0x68233e877575e8c7e057e83ef0d16ffa7f98984d function totalDeposits () external view returns ( uint ); blockNumber: 321623266n

(3)ETH in Fuel Tank: can be retrieved by querying the ETH balance of the Fuel Tank address with the block number whose timestamp is earlier, but closest to, the Report Time.

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import { usePublicClient } from "wagmi" ;

const client = usePublicClient ();

const balaOfFT = await client . getBalance ({

address: 0xCf7E78D11d579f9E1a5704fAB8769844cD8C8e6b ,

blockNumber: 321623266n ,

});

3.6. Selling, General and Administrative

3.6.1. New User Awards

To date, all five new users that received this "New User Award" are accounts controlled by the Founding Member, making these transactions related party transactions under ASC 850.

	For the quarter ended 23:59:59
	March 31, 2025		December 31, 2024
	CBP	USD	CBP	USD
New User Awards	0	0	0	0

"New User Awards" are recorded by the "Transfer" event in the Registration Center with the following filter conditions: (a) CBP is transferred from the zero address, and (b) the receiver is not the address of the Company.

Registration Center: 0x18F7AE56d1e04B95A2C50AFd528aC3FCb6F23f91

event Transfer ( address indexed from , address indexed to , uint256 indexed value );

Address of Zero: 0x00

Address of Company : 0x68233e877575e8c7e057e83ef0d16ffa7f98984d

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3.6.2. Startup Cost

To facilitate the Founding Member in setting up and configuring the Platform, the Company minted 16 CBP to the Founding Member.

	For the quarter ended 23:59:59
	March 31, 2025		December 31, 2024
	CBP	USD	CBP	USD
Startup Cost	0	0	0	0

"Startup Cost" is recorded by the event "Transfer" in the Registration Center under the following conditions: (a) CBP is transferred from the address of the Company, and (b) the recipient is either User No. 1 or User No. 2, both of whom are controlled by the Founding Member.

Registration Center: 0x18F7AE56d1e04B95A2C50AFd528aC3FCb6F23f91

event Transfer ( address indexed from , address indexed to , uint256 indexed value );

Company: 0x68233e877575e8c7e057e83ef0d16ffa7f98984d

User No.1 : 0xc12c20fd7B50DA0909500dc9bb6758376398F8a8

User No.2 : 0x4399b515FdF8E050CAd4282CE94BA99fe3c844bc

3.6.3. General Meeting of Members Approved

Operating expenses approved for payment by the GMM are classified into three categories based on the currency of payment: expenses settled in ETH, expenses settled in CBP, and expenses settled in USDC. All payments must be made strictly in accordance with GMM resolutions. Such payments may represent either advance disbursements or reimbursements.

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	For the quarter ended 23:59:59
	March 31, 2025		December 31, 2024
	ETH	USD	ETH	USD
GMM Approved Expenses	3.501929	7,589.33	0	0
GMM Approved ETH Expenses	2.131470	5,089.33	0	0
GMM Approved CBP Expenses	0	0	0	0
GMM Approved USDC Expenses	1.370458	2,500.00	0	0
Sub Total of GMM Approved Expenses	3.501929	7,589.33	0	0

(1) GMM-approved ETH/CBP Expenses: is recorded by the 'TransferFund' event in the smart contract of 'GMMKeeper.' If the payment is made in ETH, the 'isCBP' argument will be recorded as 'false'; otherwise, it will be recorded as 'true' for payments made in CBP.

GMMKeeper: 0x7256b47ff39997355ecEC2deFB7C7B332FcFDd42 event TransferFund ( address indexed to , bool indexed isCBP , uint indexed amt , uint seqOfMotion , uint caller );

(2) GMM-approved USDC Expenses: is recorded by the 'TransferUsd' event in the smart contract of 'Cashier.' The "remark" attribute is a free field designed to describe the purpose or characters of the payment in Bytes32 format. Currently there may be two kinds of purpose: "Advanced Expenses" or "Reimbursed Expenses".

Cashier: 0x17d9A82Cdd2471ca26f9B5D603bE808aEa41e6F1 event TransferUsd ( address indexed to , uint indexed amt , bytes32 indexed remark );

3.7. Equity accounts and ownership structure

The Company was established on November 8, 2023 and the period from November 8, 2023, to December 31, 2023, represents a short reporting period.

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The Company commenced operational activities on May 18, 2024. In exchange for the IPR of ComBoox contributed by the Founding Member, the Company issued to him the Initial Capital with a par value amounting to $300,000.00, which consists of $250,000.00 in Class A Shares and $50,000.00 in Class B Shares. Class A shares have 40 times the voting weight compared to Class B shares.

Subject to successful registration with the SEC and other governing authorities, the Company may publicly issue new equity shares to investors for subscription by ETH, with or without a premium. These transactions will be recorded in the "ETH" account on the debit side and in the "Paid-In Capital" account (for the par value) and "Additional Paid-In Capital" account (for the premium amount) on the credit side.

During the Report Period, no new shares were issued. The Founding Member contributed $7,500 in capital, consisting of $5,000 in ETH and $2,500 in USDC.

	As of 23:59:59
	March 31, 2025	December 31, 2024
	USD	USD
Subscribed Capital	300,000.00	300,000.00
Less: Unpaid Subscription of Capital	(292,500.00)	(300,000.00)
Paid In Capital	7,500.00	0
Additional Paid In Capital	0	0

The amount of Subscribed Capital and Paid-In Capital can be retrieved by calling the "capAtDate" function of the smart contract of the Register of Members, with a filter condition based on the timestamp of the Report Time.

Register of Members: 0x8290ca1062d4d6b0cedf213992d74940a10b685f function capAtDate ( uint date ) external view returns ( Checkpoints.Checkpoint memory ); date: 321623266n

The ETH consideration paid for subscribing to the issued shares will be recorded by four specific events for different scenarios.

The detailed transactions related to capital contributions made in ETH will be recorded under four distinct event categories, each corresponding to a different scenario.

(1) Paid-In Capital: Indicates that a Member has paid a certain amount of ETH to fulfill the obligation of previously acquired shares, which is recorded by the "PayInCapital" event in the smart contract of ROMKeeper.

F-65

ROMKeeper: 0xEC20588b8d51C66c2BFaD4FB9A79673d92F6A5b0 event PayInCapital ( unit indexed seqOfShare, unit indexed amt, unit indexed valueOfDeal );

(2) Pay Off Capital Increase Deal: indicates that an Investor has paid the Company a certain amount of ETH to close a capital increase deal as per an investment agreement, which is recorded by the "PayOffCIDeal" event in the smart contract of "ROAKeeper".

ROAKeeper: 0x883Ac1f45936bB4830FfAf8f3e0F604cB41d31D9 event PayOffCIDeal( uint indexed caller event uint indexed valueOfDeal)

(3) Close Bid Against Initial Offer: indicates that an Investor has paid the Company a certain amount of ETH to close a listed initial offer for issuing new equity shares, which is recorded by the "CloseBidAgainstInitOffer" event in the smart contract of "LOOKeeper".

LOOKeeper 0xf7A272E6509A3c8b52e805249117d62719f55b0b event CloseBidAgainstInitOffer ( unit indexed buyer, unit indexed amt )

(4) Close Initial Offer Against Bid:indicates that a listed buy order has been closed by matching it with a newly placed initial offer for issuing new equity shares, resulting in the corresponding amount of ETH being released from the custody account to the Company. This transaction is recorded by the "ReleaseCustody" event in the General Keeper, with the specific reason "CloseInitOfferAgainstBid" codified in Bytes32 format.

F-66

General Keeper: 0x68233e877575e8c7e057e83ef0d16ffa7f98984d

event ReleaseCustody ( unit indexed from, unit indexed to, unit indexed amt, bytes32 reason );

reason: ethers. encodeBytes32String ("CloseInitOfferAgainstBid")

The detailed transactions related to capital contributions made in USDC is recorded by four distinct event categories, each corresponding to a different scenario.

(1) Paid-In Capital: Indicates that a Member has paid a certain amount of USDC to fulfill the obligation of previously acquired shares, which is recorded by the "ReceiveUsd" event in the smart contract of "Cashier", and by the "PayInCapital" event in the smart contract of "UsdRomKeeper".

Cashier: 0x17d9A82Cdd2471ca26f9B5D603bE808aEa41e6F1

event ReceiveUsd ( address indexed from, unit indexed amt );

UsdRomKeeper: 0xD0987828b994Aa0BaE2276456c2C50F44fc2F475

event PayInCapital ( uint indexed seqOfShare, unit indexed paid, unit indexed valueOfDeal );

(2) Pay Off Capital Increase Deal: indicates that an investor has remitted a specified amount of USDC to the Company to complete a capital increase transaction in accordance with an investment agreement. It is recorded through the "ForwardUsd" event in the "Cashier" smart contract, with the condition that the "to" address matches the address of the "Cashier" contract.

F-67

Cashier: 0x17d9A82Cdd2471ca26f9B5D603bE808aEa41e6F1 event ForwardUsd ( address indexed from, address indexed to, unit indexed amt, bytes32 remark ); to: 0x17d9A82Cdd2471ca26f9B5D603bE808aEa41e6F1

(3)Close Bid Against Initial Offer: indicates that an investor has transferred a specified amount of USDC to the Company to close a listed initial offer for the issuance of new equity shares. It is recorded through the "ReleaseUsd" event in the "Cashier" smart contract, under the conditions that the "to" address matches the address of the "Cashier" contract and the "remark" field is set to "CloseBidAgainstInitOffer" in Bytes32 format.

Cashier: 0x17d9A82Cdd2471ca26f9B5D603bE808aEa41e6F1

event ReleaseUsd ( address indexed from, address indexed to, unit indexed amt, bytes32 remark );

to: 0x17d9A82Cdd2471ca26f9B5D603bE808aEa41e6F1

remark: ethers. encodeBytes32String ("CloseBidAgainstInitOffer")

(4) Close Initial Offer Against Bid:indicates that a listed buy order has been closed by matching it with a newly placed initial offer for issuing new equity shares, resulting in the corresponding amount of USDC being released from the custody account to the Company. It is recorded through the "ReleaseUsd" event in the "Cashier" smart contract, under the conditions that the "to" address matches the address of the "Cashier" contract and the "remark" field is set to "CloseInitOfferAgainstBid" in Bytes32 format.

F-68

Cashier: 0x17d9A82Cdd2471ca26f9B5D603bE808aEa41e6F1

event ReleaseUsd ( address indexed from, address indexed to, unit indexed amt, bytes32 remark );

to: 0x17d9A82Cdd2471ca26f9B5D603bE808aEa41e6F1

remark: ethers. encodeBytes32String ("CloseInitOfferAgainstBid")

3.8. Distribution

Subject to the resolution of the General Meeting of Members, the Company may distribute ETH or USDC to Members. Such transactions will be recorded with "ETH" or "USDC" on the credit side and "Distribution" on the debit side. During the reporting period, the Company made no distributions.

	For the quarter ended 23:59:59
	March 31, 2025		December 31, 2024
	ETH/USDC	USD	ETH/USDC	USD
Distribution	0	0	0	0

(1) ETH Distributions:are recorded by the "SaveToCoffer" event in the General Keeper, with the filter condition that the reason is "DistributeProfits" (in Bytes32 format).

General Keeper: 0x68233e877575e8c7e057e83ef0d16ffa7f98984d

event SaveToCoffer ( unit indexed acct, unit indexed value, bytes32 indexed reason );

reason: ethers. encodeBytes32String ("DistributeProfits")

(2) USDC Distributions:are recorded by the "DistributeUsd" event in the Cashier.

Cashier: 0x17d9A82Cdd2471ca26f9B5D603bE808aEa41e6F1 event DistributeUsd ( unit indexed amt );

3.9. ETH Deposits and Escrow

To facilitate equity trading and profit distribution, the Company has set up special deposit accounts in the General Keeper. These accounts are exclusively controlled by their respective holders. No other entities, including the Company, may transfer, withdraw, or freeze ETH stored in these accounts. Therefore, these deposits are not recognized as assets of the Company.

When a limit buy order is listed on the smart contract of "List of ETH Orders", the corresponding ETH paid by the buyer will also be stored in escrow accounts as "margin". As long as the limit buy order remains listed, the ETH in escrow will be frozen as a special guarantee for transfer to the seller as consideration. It can only be released from escrow if the buy order is withdrawn or expires.

During the reporting period, ETH deposits inflows and outflows are listed as follows.

3.9.1 ETH Deposits Inflow

For ETH listing trade transactions, the seller's consideration, the buyer's refunded over payments, and distributions to Members will all be paid into deposit accounts.

F-69

	For the quarter ended 23:59:59
	March 31, 2025		December 31, 2024
	ETH	USD	ETH	USD
ETH Deposits Inflow	0.000858	1.56	0	0
ETH Distribution	0	0	0	0
ETH Consideration	0	0	0	0
Refund ETH Over Payment	0.000858	1.56	0	0
Sub Total of ETH Deposits Inflow	0.000858	1.56	0	0

ETH Deposit inflows are recorded by the "SaveToCoffer" event in the General Keeper, with their respective reasons.

(1) ETH Distribution: the reason for which is recorded as "DistributeProfits" in Bytes32 format.

GeneralKeeper: 0x68233e877575e8c7e057e83ef0d16ffa7f98984d event SaveToCoffer ( unit indexed acct, unit indexed value bytes32 indexed reason ); reason: ethers. encodeBytes32String ("DistributeProfits")

(2) ETH Consideration: the reasons for which are recorded as "DepositConsiderationOfSTDeal", "CloseBidAgainstOffer", "DepositConsiderationOfSwap", "DepositConsiderationOfRejectedDeal", or "CloseOfferAgainstBid" in Bytes32 format.

GeneralKeeper: 0x68233e877575e8c7e057e83ef0d16ffa7f98984d

event SaveToCoffer ( unit indexed acct, unit indexed value bytes32 indexed reason );

reason:[ ethers. encodeBytes32String ("DepositConsiderationOfSTDeal"),

ethers. encodeBytes32String ("CloseBidAgainstOffer"),

ethers. encodeBytes32String ("DepositConsiderationOfSwap"),

ethers. encodeBytes32String ("DepositConsiderOfRejectedDeal"),

ethers. encodeBytes32String ("CloseOfferAgainstBid") ];

(3) Refund ETH Over Payment:reasons of which are recorded as "DepositBalanceOfOTCDeal", "DepositBalanceOfPayInCap", "DepositBalanceOfSwap", "DepositBalanceOfBidOrder", "DepositBalanceOfRejectedDeal", or "RefundValueOfBidOrder" in Bytes32 format.

F-70

GeneralKeeper: 0x68233e877575e8c7e057e83ef0d16ffa7f98984d

event SaveToCoffer ( unit indexed acct, unit indexed value bytes32 indexed reason );

reason:[ ethers. encodeBytes32String ("DepositBalanceOfOTCDeal"),

ethers. encodeBytes32String ("DepositBalanceOfPayInCap"),

ethers. encodeBytes32String ("DepositConsiderationOfSwap"),

ethers. encodeBytes32String ("DepositBalanceOfBidOrder"),

ethers. encodeBytes32String ("DepositBalanceOfRejectedDea"),

ethers. encodeBytes32String ("RefundValueOfBidOrde") ];

3.9.2. ETH Deposits Outflow

ETH Deposits can be withdrawn by the relevant account holder, constituting an outflow of deposits.

	For the quarter ended 23:59:59
	March 31, 2025		December 31, 2024
	ETH	USD	ETH	USD
Deposits Outflow	0.000772	1.41	0	0
Pickup Deposits	0.000772	1.41	0	0
Sub Total of Deposits Outflow	0.000772	1.41	0	0

ETH Deposit outflows are recorded by the "PickupDeposit" event in the General Keeper.

F-71

General Keeper: 0x68233e877575e8c7e057e83ef0d16ffa7f98984d event PickupDeposit ( address indexed to, unit indexed caller, unit indexed amt );

3.9.3. ETH Escrow Inflow

The ETH Escrow Value of a Bid Order is the only inflow of ETH escrow. When a limit buy order is placed on the "List of ETH Orders" smart contract, an equivalent amount of ETH must be paid along with the call command. The ETH will be stored in the escrow account as margin deposit.

	For the quarter ended 23:59:59
	March 31, 2025		December 31, 2024
	ETH	USD	ETH	USD
ETH Escrow Inflow	0	0	0	0
ETH Escrow Value of Bid Order	0	0	0	0
Sub Total of ETH Escrow Inflow	0	0	0	0

The Custody Value of a Bid Order is recorded by the "SaveToCoffer" event in the General Keeper, with the reason specified as "CustodyValueOfBidOrder" in Bytes32 format.

General Keeper: 0x68233e877575e8c7e057e83ef0d16ffa7f98984d event SaveToCoffer ( unit indexed acct, unit indexed value, bytes32 reason ); reason: ethers. encodeBytes32String ("CustodyValueOfBidOrder")

3.9.4. ETH Escrow Outflow

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There are three scenarios that may cause an outflow of ETH Escrow: (a) Released to the seller as consideration; (b) Refunded to the buyer as an overpaid balance; or (c) Released to the Company as capital contribution.

	For the quarter ended 23:59:59
	March 31, 2025		December 31, 2024
	ETH	USD	ETH	USD
ETH Escrow Outflow	0	0	0	0
Pay ETH Consideration	0	0	0	0
Refund ETH Balance	0	0	0	0
Close ETH Initial Offer	0	0	0	0
Sub Total of ETH Escrow Outflow	0	0	0	0

These three scenarios of custody outflow are recorded by the "ReleaseCustody" event in the General Keeper smart contract, with different reasons in Bytes32 format.

(1)Pay ETH Consideration: the reason for which is recorded as "CloseOfferAgainstBid" in Bytes32 format.

General Keeper: 0x68233e877575e8c7e057e83ef0d16ffa7f98984d event ReleaseCustody ( unit indexed from, unit indexed to, bytes32 reason ); reason: ethers. encodeBytes32String ("CloseOfferAgainstBid")

F-73

(2) Refund ETH Margin: the reason for which is recorded as "RefundValueOfBidOrder" in Bytes32 format.

General Keeper: 0x68233e877575e8c7e057e83ef0d16ffa7f98984d event ReleaseCustody ( unit indexed from, unit indexed to, bytes32 reason ); reason: ethers. encodeBytes32String ("RefundValueOfBidOrder")

(3) Close ETH Initial Offer: the reason for which is recorded as "CloseInitOfferAgainstBid" in Bytes32 format.

General Keeper: 0x68233e877575e8c7e057e83ef0d16ffa7f98984d event ReleaseCustody ( unit indexed from, unit indexed to, bytes32 reason ); reason: ethers. encodeBytes32String ("CloseInitOfferAgainstBid")

3.10. USDC Deposits and Escrow

To facilitate equity trading and profit distribution in USDC, the Company has set up special deposit accounts and escrow accounts of USDC in the Cashier. These accounts are exclusively controlled by their respective holders. No other entities, including the Company, may transfer, withdraw, or freeze USDC stored in these accounts. Therefore, these deposits are not recognized as assets of the Company.

When a limit buy order is listed on the smart contract of "List of USD Orders", the corresponding USDC paid by the buyer will also be stored in escrow accounts as "margin". As long as the limit buy order remains listed, the USDC in escrow will be frozen as a special guarantee for transfer to the seller as consideration. It can only be released from escrow if the buy order is withdrawn or expires.

During the reporting period, USDC deposits inflows and outflows are listed as follows.

F-74

3.10.1 USDC Deposits Inflow

Distribution in USDC to Members will all paid into their deposit USDC accounts.

	For the quarter ended 23:59:59
	March 31, 2025		December 31, 2024
	USDC	USD	USDC	USD
USDC Deposits Inflow	0	0	0	0
USDC Distribution	0	0	0	0
Sub Total of USDC Deposits Inflow	0	0	0	0

USDC Deposit inflows are recorded by the "DistributeUsd" event in the Cashier.

Cashier: 0x17d9A82Cdd2471ca26f9B5D603bE808aEa41e6F1 event DistributeUsd ( unit indexed amt );

3.10.2. USDC Deposits Outflow

USDC Deposits can be withdrawn by the relevant account holder, constituting an outflow of USDC deposits.

F-75

	For the quarter ended 23:59:59
	March 31, 2025		December 31, 2024
	USDC	USD	USDC	USD
USDC Deposits Outflow	0	0	0	0
Pickup USDC Deposits	0	0	0	0
Sub Total of USDC Deposits Outflow	0	0	0	0

USDC Deposit inflows are recorded by the "PickupUsd" event in the Cashier.

Cashier: 0x17d9A82Cdd2471ca26f9B5D603bE808aEa41e6F1 event PickupUsd ( address indexed msgSender, unit indexed caller, unit indexed value );

3.10.3 USDC Escrow Inflow

The USDC Escrow Value of a Bid Order is the only inflow of USDC escrow. When a limit buy order is placed on the "List of USD Orders" smart contract, an equivalent amount of USDC must be paid along with the call command. The USDC will be stored in the escrow account as margin deposit.

	For the quarter ended 23:59:59
	March 31, 2025		December 31, 2024
	USDC	USD	USDC	USD
USDC Escrow Inflow	0	0	0	0
USDC Escrow Value of Bid Order	0	0	0	0
Sub Total of USDC Escrow Inflow	0	0	0	0

The USDC Escrow Value of a Bid Order is recorded by the "CustodyUsd" event in the Cashier, with the reason specified as "CustodyValueOfBid" in Bytes32 format.

Cashier: 0x17d9A82Cdd2471ca26f9B5D603bE808aEa41e6F1 event CustodyUsd ( unit indexed from, unit256 indexed amt, bytes32 indexed remark ); remark: ethers. encodeBytes32String ("CustodyValueOfBid")

F-76

3.10.4 USDC Escrow Outflow

There are three scenarios that may cause an outflow of USDC escrow: (a) Released to the seller as consideration; (b) Refunded to the buyer as bid margin repayment; or (c) Released to the Company as capital contribution.

	For the quarter ended 23:59:59
	March 31, 2025		December 31, 2024
	USDC	USD	USDC	USD
USDC Escrow Outflow	0	0	0	0
Pay USDC Consideration	0	0	0	0
Refund USDC Margin Deposit	0	0	0	0
Close USDC Initial Offer	0	0	0	0
Sub Total of USDC Escrow Outflow	0	0	0	0

These three scenarios of USDC escrow outflow are recorded by the "ReleaseUsd" event in the Cashier smart contract, with different remark in Bytes32 format.

(1) Pay USDC Consideration: the remark for which is recorded as "CloseOfferAgainstBid" in Bytes32 format.

Cashier: 0x17d9A82Cdd2471ca26f9B5D603bE808aEa41e6F1

event ReleaseUsd ( address indexed from, address indexed to, unit indexed amt, bytes32 remark );

reason: ethers. encodeBytes32String ("CloseOfferAgainstBid")

(2)Refund Bid Margin: the remark for which is recorded as "RefundValueOfBidOrder" in Bytes32 format.

F-77

Cashier: 0x17d9A82Cdd2471ca26f9B5D603bE808aEa41e6F1

event ReleaseUsd ( address indexed from, address indexed to, unit indexed amt, bytes32 remark );

reason: ethers. encodeBytes32String ("RefundValueOfBidOrder")

(3) Close USDC Initial Offer: the remark for which is recorded as "CloseInitOfferAgainstBid" in Bytes32 format.

Cashier: 0x17d9A82Cdd2471ca26f9B5D603bE808aEa41e6F1

event ReleaseUsd ( address indexed from, address indexed to, unit indexed amt, bytes32 remark );

reason: ethers. encodeBytes32String ("CloseInitOfferAgainstBid")

4. Income Taxes

As a pass-through entity, The Company has evaluated its tax positions in accordance with ASC 740-10 (Accounting for Uncertainty in Income Taxes) and has determined that it has no uncertain tax positions requiring disclosure. The Company's tax returns remain subject to examination by the Internal Revenue Service (IRS) and other tax authorities for the statutory period of limitations applicable to each jurisdiction.

No provision for income taxes is reflected in the accompanying financial statements, and the Statement of Income does not include income tax expense or benefit.

5. Digital Assets

5.1. CBP, ETH and USDC

F-78

CBP is an ERC-20 token created by the Company to measure and collect royalties. When CBP is held by the Company, it is considered a special voucher with no intrinsic value. ETH and USDC are adopted by the Company to act as a paying instrument and value carrier. In other words, the Company takes ETH and USDC as special "general equivalences" to exchange value with other entities or Members.

The Company uses CBP to measure and collect royalties and receives ETH as consideration for selling CBP. For Sales, General, and Administrative ("SG&A") expenses or template purchase consideration, the Company may pay CBP, ETH or USDC as consideration to the counter party. Moreover, the Company also accepts ETH or USDC as capital contributions from Members or as transfer consideration to be settled against listing offers or contractual share transfer deals.

Chainlink Data Feeds were introduced in ComBoox so that the exchange rate of ETH/USD can be retrieved in real-time. As for the exchange rate between CBP and ETH, the Company uses the refuel rate in Fuel Tank (i.e. the ExRate), as this rate serves as the anchor price for supplying CBP to the market. The price of USDC is deemed to be consistently equal to $1.00 per unit.

The Company supplies CBP through the Fuel Tank. Therefore, the Fuel Tank regularly holds an inventory of CBP and ETH. These inventories are recorded as the Company's assets.

5.1.1. CBP Flow of Fuel Tank

CBP can be added to or withdrawn from the Fuel Tank. Together with refuel transactions, these activities form the CBP flows of Fuel Tank.

	For the quarter ended 23:59:59
	March 31, 2025		December 31, 2024
	CBP	USD	CBP	USD
CBP Flow of Fuel Tank	(0.0001)	(0.18)	88	292,937.49
Add CBP	88	158,670.55	88	221,792.23
- Withdraw CBP	88	213,629.10	0	0
- Refuel CBP	0.0001	0.18	0	0
+ ETH Gain/Loss Adjustment	0	54,958.55	0	71,145.26
Sub Total of CBP Flow of Fuel Tank	(0.0001)	(0.18)	88	292,937.49

Adding CBP is recorded by the "Transfer" event in the Registration Center, with the following conditions: (a) The sender is the General Keeper; and (b) The recipient is the Fuel Tank.

F-79

Registration Center: 0x18F7AE56d1e04B95A2C50AFd528aC3FCb6F23f91

event Transfer ( address indexed from, address indexed to, uint256 indexed value );

General Keeper: 0x68233e877575e8c7e057e83ef0d16ffa7f98984d

Fuel Tank: [
    0xCf7E78D11d579f9E1a5704fAB8769844cD8C8e6b,
    0x1ACCB0C9A87714c99Bed5Ed93e96Dc0E67cC92c0,
    0xFE8b7e87bb5431793d2a98D3b8ae796796403fA7,
];

Withdrawing CBP is recorded by the "WithdrawFuel" event in the Fuel Tank.

Fuel Tank: [
    0xCf7E78D11d579f9E1a5704fAB8769844cD8C8e6b,
    0x1ACCB0C9A87714c99Bed5Ed93e96Dc0E67cC92c0,
    0xFE8b7e87bb5431793d2a98D3b8ae796796403fA7,
];

event WithdrawFuel ( address indexed owner, unit indexed amt );

Refueling CBP is recorded by the "Refuel" event in the Fuel Tank.

Fuel Tank: [
    0xCf7E78D11d579f9E1a5704fAB8769844cD8C8e6b,
    0x1ACCB0C9A87714c99Bed5Ed93e96Dc0E67cC92c0,
    0xFE8b7e87bb5431793d2a98D3b8ae796796403fA7,
];

event Refuel ( address indexed buyer, unit indexed amtOfEth unit indexed amtOfCbp );

5.1.2. ETH Flow of Fuel Tank

The ETH flows of the Fuel Tank include: (a) Collecting ETH as consideration for CBP sales; and (b) Withdrawing ETH from Fuel Tank to General Keeper.

During the Reporting Period, no ETH inflows or outflows occurred.

F-80

	For the quarter ended 23:59:59
	March 31, 2025		December 31, 2024
	ETH	USD	ETH	USD
ETH Flow of Fuel Tank	0.0001	0.18	0	0
Refuel ETH	0.0001	0.18	0	0
- Withdraw ETH	0	0	0	0
Sub Total of ETH Flow of Fuel Tank	0.0001	0.18	0	0

Refueling ETH is recorded by the "Refuel" event in the Fuel Tank smart contract.

Fuel Tank: [
    0xCf7E78D11d579f9E1a5704fAB8769844cD8C8e6b,
    0x1ACCB0C9A87714c99Bed5Ed93e96Dc0E67cC92c0,
    0xFE8b7e87bb5431793d2a98D3b8ae796796403fA7,
];

event Refuel ( address indexed buyer, unit indexed amtOfEth unit indexed amtOfCbp );

Withdrawing ETH back to the General Keeper is recorded by the "WithdrawIncome" event in the Fuel Tank.

Fuel Tank: [
    0xCf7E78D11d579f9E1a5704fAB8769844cD8C8e6b,
    0x1ACCB0C9A87714c99Bed5Ed93e96Dc0E67cC92c0,
    0xFE8b7e87bb5431793d2a98D3b8ae796796403fA7,
];

event WithdrawIncome ( address indexed owner , uint indexed amt );

5.2. Gain and Loss on Digital Assets

The Company records the USD value of ETH/CBP transactions based on the ETH price at the earliest and latest timestamps of the transactions. The Gain or Loss of Digital Assets is calculated using the ETH price at the Report Time. However, any Gain or Loss of Digital Assets resulting from Paid-In Capital transactions will not be included in operational costs or expenses; instead, they will be recognized solely in Owners' Equity.

F-81

	For the quarter ended 23:59:59
	March 31, 2025	December 31, 2024
	USD	USD
Gain (Loss) on Digital Assets	1,169.87	4.02
ETH Other Income - G/L	0	0
-ETH GMM Payment - G/L	1,201.09	0
CBP Royalty Revenue - G/L	(31.22)	4.02
- CBP New User Awards - G/L	0	0
- CBP Startup Cost - G/L	0	0
- CBP GMM Payment - G/L	0	0
Total Gain (Loss) on Digital Assets	1,169.87	4.02

6. Related Party Transactions

The Company has no related party transactions need to be disclosed during the reporting period with the Founding Member, in accordance with ASC 850 - Related Party Disclosures.

6.1. IPR Contribution by the Founding Member

As part of the initial capital contribution, the Founding Member transferred certain Intellectual Property Rights (IPR) to the Company and the Company has deferred recognition and amortization of the IPR. For further details, refer to Section 3.5.1.

6.2. Issuance of CBP Tokens to the Founding Member

To facilitate the configuration and setup of the Platform, the Company minted CBP tokens to the Founding Member. For further details, refer to Section 3.6.2 and 5.1.1.

6.3. Marketing Promotions and New User Awards

As part of a marketing strategy, the Company automatically mints CBP tokens for new users of the ComBoox platform as a "New User Award". Upon signing up with the Registration Center, users receive a predefined amount of CBP. For further details, refer to Section 3.6.1.

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7. Commitments and Contingencies

In accordance with ASC 450-20 - Loss Contingencies, the Company has evaluated its legal, contractual, and regulatory obligations and determined that:

(1) As of the reporting time, the Company has no known commitments requiring future financial obligations;

(2) There are no pending or threatened legal proceedings, regulatory investigations, or other contingencies that would require disclosure or accrual under ASC 450-20; and

(3) The Company has not entered into any contractual agreements that create material contingent liabilities.

The Company will continue to monitor and assess any potential commitments or contingencies and will disclose any material changes in subsequent reporting periods as required by US GAAP and PCAOB standards.

8. Management's Discussion and Analysis (MD&A)

8.1. Business Overview

The Company operates within the emerging Web3 and blockchain industry, leveraging smart contracts and decentralized finance (DeFi) models to facilitate legal rights execution, governance, and value transfer. The core business model is built on ComBoox, a system integrating smart contract Templates, an automated Registration Center, and a digital accounting framework. The Company's main revenue source is royalty payments in CBP, an on-chain utility token, which is recognized when recorded in the Company's Registration Center and offset against deferred revenue.

8.2. Industry Trends and Business Outlook

The Web3 ecosystem continues to expand into traditional industries, creating new business models for corporate governance, financial record-keeping, and decentralized organization structures. The Company is strategically positioned in this space through its decentralized legal execution framework, which may gain widespread adoption due to:

(1) Unstoppable Web3 Growth: The increasing adoption of blockchain by enterprises will drive demand for decentralized governance and automated compliance tools, aligning with the Company's core products, which address critical needs for transparency and security in corporate governance.

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(2) Recognition of the ComBoox Model: The Turing Machine-inspired design of ComBoox leveraging Registers for state recording, Shareholder Agreements (or Code of Conduct) for state transitions, and Book Keepers for legal automation has the potential to be recognized by enterprises and regulatory bodies as an innovative compliance and governance solution.

(3) DAO and Digital Corporate Governance: The automation of corporate structures and digital securities represents a critical Web3 breakthrough. The Company's framework for handling equity registration, governance acts, and corporate transactions via smart contracts is likely to gain traction.

8.3. Risks and Uncertainties

8.3.1. Liquidity Risks

The Company operates entirely on-chain, eliminating the need for traditional bank accounts or cash reserves. Current version of the Template Smart Contracts fully supports the anticipated functions required for companies to manage equity shares and corporate governance records, which ensures that the Company can continue to operate and develop its business independently.

8.3.2. Legal and Regulatory Uncertainty

Regulatory clarity on blockchain-based corporate governance is evolving. The Company must continuously adapt to jurisdictional differences and update its smart contract architecture accordingly. The Wyoming DAO LLC framework provides an initial regulatory foundation, but further legal challenges and adjustments may arise as Web3 laws mature.

8.3.3. Accounting, Tax, and Compliance Risks

The pass-through entity structure (per ASC 740) shifts tax obligations to individual members, which requires clear disclosure and tracking of distributable earnings. The valuation of contributed IPR (per ASC 850) is deferred due to the lack of comparable market data. This presents a unique challenge for financial reporting and potential investor scrutiny. The fair value measurement of ETH and CBP (per ASC 820) introduces complexity, particularly in determining unrealized gains and losses due to digital market volatility.

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8.3.4. Intellectual Property Risks

Open-source smart contract development enables transparency but also exposes the Company's IP to unauthorized use and imitation. Although ComBoox's legal compliance focus provides a deterrent against pirated versions, the Company will need to continuously innovate to maintain its competitive edge.

8.3.5. Operational and Market Risks

Token price volatility affects financial performance, requiring robust risk management to stabilize revenue and expense recognition. The adoption curve for blockchain-based legal solutions is uncertain, requiring strategic partnerships and continuous market education efforts.

8.3.6. Dependence on Future CBP Sales

The Company's business strategy is heavily reliant on the adoption of its CBP platform to generate revenue. Key drivers for revenue growth include:

(1) SEC Recognition and Offering Proceeds: The Company expects that, following recognition by the SEC, the net proceeds from the offering will be sufficient to cover operating expenses, including compliance and administrative functions.

(2) Platform Adoption and Clients Expansion: Revenue growth is contingent on increased adoption of the CBP platform and the expansion of the Company's client base, particularly among corporations seeking to automate share transactions and governance activities.

8.3.7. Management's Plans

Given the current market landscape and risk considerations, the Company is committed to:

(1) Enhancing ComBoox's Regulatory Compliance: Adapting the smart contract framework to meet evolving legal requirements across jurisdictions.

(2) Strengthening Financial Reporting Mechanisms: Ensuring GAAP and PCAOB compliance, refining fair value accounting, and maintaining transparent disclosures.

(3) Securing Intellectual Property: Implementing IP protection strategies, such as license-based monetization and proprietary extensions to open-source elements.

(4) Driving Market Adoption: Expanding the user base through DAO partnerships, legal tech collaborations, and blockchain enterprise solutions.

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9. Going Concern

The management has evaluated the Company's ability to continue in the foreseeable future, including the company's business model and future plans, with the following key points:

(1) As a passive interest-holding vehicle, the Company automatically collects royalty revenues from template contracts and does not engage in any other development activities.

(2) Templates are provided to users on an "As Is" basis. The Company is not responsible for upgrades, iterations, or post-sale development. If necessary, the Company may procure templates from third-party authors, subject to approval by the members' meeting.

(3) Pursuant to the Operating Agreement, the Company will use its best efforts to avoid incurring any liabilities. No Members or Managers will be paid any remuneration, and the Company has no employees and has no plans to hire any employees.

(4) In the event of a successful IPO, members may decide to expand operations through the procurement of specialized services (e.g., marketing, blockchain integration). Absent an IPO, the Company's existing business model is able to support normal operations.

Therefore, management concluded that there was no substantial doubt about the entity's ability to continue as a going concern that required disclosure in such financial statements.

10. Subsequent Event

Additionally, subsequent to the reporting period, the Company's management has continued its efforts to file supplemental materials related to its registration statement on Form S-1 with the U.S. Securities and Exchange Commission (SEC).

The Company evaluated subsequent events through the date of this report. The Company did not have any subsequent events affecting the amounts reported in the financial statements for the quarter ended March 31, 2025.

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Part II INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

The following table sets forth all costs and expenses, payable by us in connection with the sale of the shares being registered. All amounts shown are estimates except for the SEC registration fee:

Expenses
SEC Registration Fee	$ 554.98
Legal Fees	$20,000.00
Blue Sky Qualifications	$15,000.00
Accounting Fees	$15,000.00

Total*:	$50,554.98

*All amounts are estimates. For the interests of and on behalf of the Company, the Founding Member has already paid approximately $8,054.98 of expenses and will pay the remaining expenses from his cash on hand. The Company may reimburse these expenses actually incurred and paid in form of ETH or USDC, provided that such costs and expenses are approved by Ordinary Resolution. If the motion is rejected by the General Meeting, all the costs and expenses will be assumed by the Founding Member.

Item 14. Indemnification of Directors and Officers.

The Operating Agreement provides for the indemnification of a present or former Member, Manager or agent who is or was serving the Company upon request and approval. Such indemnification shall include, but not necessarily be limited to, expenses, including attorney's fees actually or reasonably incurred by him or her. We may indemnify such individual against all costs, expenses, and liabilities incurred in a threatened, pending or completed action, suit, or proceeding brought because such individual is served for the Company. Such individual must have conducted himself/herself in good faith and reasonably believed that his/her conduct was in, or not opposed to, our best interests. In a criminal action, he/he must not have had a reasonable cause to believe his/her conduct was unlawful.

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At present, there is no litigation or proceeding involving a Member or Manager of ours as to which indemnification is being sought, nor are we aware of any threatened litigation that may result in claims for indemnification by any Manager or Member.

Item 15. Recent Sales of Unregistered Securities.

In exchange of Royalty Interests and CBP's Minting Right on ArbitrumOne, the Company has issued 2,500,000,000 Class A Shares and 500,000,000 Class B Shares to Founding Member.

Other than the securities mentioned above, the Company has not issued or sold any securities.

Item 16. Exhibits Index.

Index to Exhibits Exhibit No.	Exhibit Description

3.1	Certificate of Organization
3.2	Articles of Organization
3.3	Amendment to The Articles of Organization
3.4	Amended and Restated Operating Agreement
10.1	Amended and Restated Capital Contribution Agreement by and between the Founding Member and the Company
23.1	Consent of Kustov & Associates, Inc

Item 17. Undertakings.

The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

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(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5) That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

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(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

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SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Beijing, China, on April 9, 2025.

Comboox DAO LLC By: Name: Li Li Title: the Founding Member and Manager

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following person in the capacities indicated on the date of April 9, 2025.

Name: Li Li By: Title: the Founding Member and Manager

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